Exhibit 99.1

Unaudited

Condensed consolidated interim financial statements

Condensed consolidated income statement

EUR millions	Notes	YTD 2022	YTD 2021

Premium income	4	7,532	7,867

Investment income	5	3,930	3,734

Fee and commission income		1,431	1,327

Other revenues		-	4

Total revenues		12,894	12,933

Income from reinsurance ceded		1,487	1,686

Results from financial transactions	6	(43,202)	13,477

Other income	7	308	41

Total income		(28,513)	28,136

Benefits and expenses	8	(29,510)	26,268

Impairment charges / (reversals)		54	3

Interest charges and related fees		180	167

Other charges		(3)	58

Total charges		(29,278)	26,497

Share in profit / (loss) of joint ventures		145	136

Share in profit / (loss) of associates		76	13

Result before tax		985	1,788

Income tax (expense) / benefit	9	(130)	(331)

Net result		856	1,457

Net result attributable to:

Owners of Aegon N.V.		810	1,448

Non-controlling interests		45	9

Earnings per share (EUR per share)	13

Basic earnings per common share		0.39	0.69

Basic earnings per common share B		0.01	0.02

Diluted earnings per common share		0.39	0.69

Diluted earnings per common share B		0.01	0.02

Unaudited

Condensed consolidated statement of comprehensive income

EUR millions	Notes	YTD 2022	YTD 2021

Net result		856	1,457

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	-

Remeasurements of defined benefit plans		969	483

Income tax relating to items that will not be reclassified		(256)	(115)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		(11,199)	(1,349)

Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments		193	(218)

Changes in cash flow hedging reserve		(131)	(69)

Movement in foreign currency translation and net foreign investment hedging reserve		949	547

Equity movements of joint ventures		(41)	(1)

Equity movements of associates		(8)	(6)

Disposal of group assets		176	(3)

Income tax relating to items that may be reclassified		2,399	356

Other		5	18

Total other comprehensive income / (loss) for the period		(6,946)	(356)

Total comprehensive income / (loss)		(6,089)	1,101

Total comprehensive income / (loss) attributable to:

Owners of Aegon N.V.		(6,153)	1,092

Non-controlling interests		64	9

Unaudited

Condensed consolidated statement of financial position

EUR millions	Notes	June 30, 2022	December 31, 2021

Assets
Cash and cash equivalents		7,910	6,889
Investments	10	140,736	157,831
Investments for account of policyholders	11	213,125	250,953
Derivatives		8,846	8,827
Investments in joint ventures		1,865	1,743
Investments in associates		1,344	1,289
Reinsurance assets		22,163	20,992
Deferred expenses		12,919	10,503
Other assets and receivables		11,433	7,892
Intangible assets		1,426	1,333
Total assets		421,767	468,252

Equity and liabilities
Shareholders’ equity		17,466	23,813
Other equity instruments	14	1,925	2,363
Issued capital and reserves attributable to owners of Aegon N.V.		19,391	26,176
Non-controlling interests		225	196
Group equity		19,616	26,372

Subordinated borrowings		2,326	2,194
Trust pass-through securities		127	126
Insurance contracts		122,707	124,422
Insurance contracts for account of policyholders		126,197	149,323
Investment contracts		23,078	21,767
Investment contracts for account of policyholders		89,694	104,592
Derivatives		12,754	10,639
Borrowings	15	9,367	9,661
Other liabilities		15,900	19,158
Total liabilities		402,150	441,881
Total equity and liabilities		421,767	468,252

Unaudited

Condensed consolidated statement of changes in equity

For the period ended June 30, 2022

EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Re- measurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2022

At beginning of year	7,354	11,892	6,442	(2,199)	325	2,363	26,176	196	26,372

Net result recognized in the income statement	-	810	-	-	-	-	810	46	856

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	18	(18)	-	-	-	-	-	-
Remeasurements of defined benefit plans	-	-	-	969	-	-	969	-	969
Income tax relating to items that will not be reclassified	-	-	-	(256)	-	-	(256)	-	(256)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments			(11,199)	-	-	-	(11,199)	-	(11,199)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	193	-	-	-	193	-	193
Changes in cash flow hedging reserve	-	-	(131)	-	-	-	(131)	-	(131)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	119	(40)	853	-	932	17	949
Equity movements of joint ventures	-	-	-	-	(41)	-	(41)	-	(41)
Equity movements of associates	-	-	-	-	(8)	-	(8)	-	(8)
Disposal of group assets	-	-	15	-	161	-	176	-	176
Income tax relating to items that may be reclassified	-	-	2,411	-	(12)	-	2,399	-	2,399
Other		5	-	-	-	-	5	-	5
Total other comprehensive income	-	23	(8,609)	672	952	-	(6,963)	17	(6,946)

Total comprehensive income / (loss) for 2022	-	833	(8,609)	672	952	-	(6,153)	64	(6,089)

Issuance and purchase of (treasury) shares	-	(47)	-	-	-	-	(47)	-	(47)
Dividends paid on common shares	(80)	(76)	-	-	-	-	(156)	-	(156)
Coupons on perpetual securities	-	(16)	-	-	-	-	(16)	-	(16)
Redemption other equity instruments	-	32	-	-	-	(429)	(397)	-	(397)
Incentive plans	-	(7)	-	-	-	(9)	(15)	-	(15)
Change in ownership non-controlling interest	-	-	-	-	-	-	-	(34)	(34)
At end of period	7,274	12,607	(2,168)	(1,527)	1,276	1,925	19,391	225	19,616

1 Please refer to the note on share capital for a breakdown.

2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

For the period ended June 30, 2021

EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Re- measurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2021

At beginning of year	7,480	10,146	7,480	(2,534)	(554)	2,569	24,586	75	24,661

Net result recognized in the income statement	-	1,448	-	-	-	-	1,448	9	1,457

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	-	-	-	483	-	-	483	-	483
Income tax relating to items that will not be reclassified	-	-	-	(115)	-	-	(115)	-	(115)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,349)	-	-	-	(1,349)	-	(1,349)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(218)	-	-	-	(218)	-	(218)
Changes in cash flow hedging reserve	-	-	(69)	-	-	-	(69)	-	(69)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	193	(33)	387	-	547	-	547
Equity movements of joint ventures	-	-	-	-	(1)	-	(1)	-	(1)
Equity movements of associates	-	-	-	-	(6)	-	(6)	-	(6)
Disposal of group assets	-	-	-	-	(3)	-	(3)	-	(3)
Income tax relating to items that may be reclassified	-	-	353	-	4	-	356	-	356
Other	-	18	-	-	-	-	18	-	18
Total other comprehensive income	-	18	(1,090)	334	381	-	(356)	-	(356)

Total comprehensive income / (loss) for 2021	-	1,466	(1,090)	334	381	-	1,092	9	1,101

Issuance and purchase of (treasury) shares	-	71	-	-	-	-	71	-	71
Dividends paid on common shares	(54)	(52)	-	-	-	-	(106)	-	(106)
Coupons on perpetual securities	-	(23)	-	-	-	-	(23)	-	(23)
Incentive plans	-	-	-	-	-	(13)	(13)	-	(13)
Change in ownership non-controlling interest	-	-	-	-	-	-	-	71	71
At end of period	7,426	11,608	6,390	(2,200)	(172)	2,556	25,608	155	25,762

1 Please refer to the note on share capital for a breakdown.

2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

Condensed consolidated cash flow statement

EUR millions	YTD 2022	YTD 2021

Result before tax	985	1,788
Results from financial transactions	44,064	(14,463)
Amortization and depreciation	609	435
Impairment losses	36	(2)
Income from joint ventures	(145)	(136)
Income from associates	(76)	(13)
Release of cash flow hedging reserve	(62)	(53)
Other	(173)	19
Adjustments of non-cash items	44,254	(14,213)
Insurance and investment liabilities	(3,641)	(1,352)
Insurance and investment liabilities for account of policyholders	(42,305)	11,207
Accrued expenses and other liabilities	(1,591)	(747)
Accrued income and prepayments	(357)	234
Changes in accruals	(47,894)	9,342
Purchase of investments (other than money market investments)	(10,996)	(18,784)
Purchase of derivatives	(3,373)	(633)
Disposal of investments (other than money market investments)	18,208	20,748
Disposal of derivatives	(1,298)	(154)
Net purchase of investments for account of policyholders	3,913	4,274
Net change in cash collateral	(2,591)	(2,374)
Net purchase of money market investments	281	(1,410)
Cash flow movements on operating items not reflected in income	4,145	1,667
Tax received / (paid)	5	63
Other	90	11
Net cash flows from operating activities	1,584	(1,343)
Purchase of individual intangible assets (other than VOBA and future servicing rights)	(12)	(14)
Purchase of equipment and real estate for own use	(37)	(26)
Acquisition of subsidiaries, net of cash	(28)	(1)
Acquisition joint ventures and associates	(41)	(23)
Disposal of equipment	-	1
Disposal of subsidiaries, net of cash	604	36
Dividend received from joint ventures and associates	37	34
Net cash flows from investing activities	525	6
Issuance of treasury shares	-	16
Purchase of treasury shares	(150)	-
Proceeds from TRUPS[1], subordinated loans and borrowings	2,339	3,496
Repayment of perpetuals	(429)	-
Repayment of TRUPS[1], subordinated loans and borrowings	(2,848)	(2,821)
Coupons on perpetual securities	(21)	(31)
Payment of Right-of-use Assets	(24)	(27)

Change in ownership non-controlling interests	(28)	71
Other	(12)	-
Net cash flows from financing activities	(1,174)	704
Net increase / (decrease) in cash and cash equivalents [2]	935	(633)

Net cash and cash equivalents at the beginning of the reporting period	6,889	8,372
Effects of changes in exchange rate	85	47
Net cash and cash equivalents at the end of the reporting period	7,910	7,786

1 Trust pass-through securities

2 Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 2,728 million (2021: EUR 1,117 million) dividends received EUR 1,191 million (2021: EUR 80 million) and interest paid EUR 164 million (2021: EUR 3 million). All included in operating activities except for dividend received from joint ventures and associates EUR 37 million (2021: EUR 34 million).

Unaudited

Notes to the Condensed consolidated interim financial statements

Amounts are in EUR millions, unless otherwise stated.

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Headquarters are located in The Hague, the Netherlands. The Group employs almost 20,000 people worldwide.

Aegon Funding Company LLC

Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that has been established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the six-month period ended, June 30, 2022 (‘YTD 2022’), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2021 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report on Form 20-F for 2021 (‘Form 20-F). Aegon’s Form 20-F is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the period ended, June 30, 2022, were approved by the Supervisory Board on August 10, 2022.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

Other than for SEC reporting purposes, Aegon prepares its condensed consolidated interim financial statements under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and

Unaudited

Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts compared with those indicated in these condensed consolidated interim financial statements on Form 6-K.

A reconciliation between IFRS and IFRS-EU is included in the table below:

	Shareholders’ Equity		Net result

EUR millions	June 30, 2022	June 30, 2021	YTD 2022	YTD 2021
In accordance with IFRS	17,466	23,052	856	1,457
Adjustment of EU ‘IAS 39’ carve out	(434)	758	(1,066)	(296)
Tax effect of the adjustment	112	(183)	275	74
Effect of the adjustment after tax	(322)	575	(791)	(222)
In accordance with IFRS-EU	17,144	23,627	64	1,235

Unaudited

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2021 consolidated financial statements. New IFRS accounting standards and amendments that became effective on or after January 1, 2022 had no material impact on Aegon’s financial position or condensed consolidated interim financial statements (refer to paragraph 2.1).

2.1. New IFRS accounting standards effective from 2022

In 2022, the following amendments to existing standards issued by the IASB became effective:

●	IAS 37 Provisions, Contingent Liabilities and Contingent Assets;
●	IAS 16 Property, Plant and Equipment; and
●	IFRS 3 Business Combinations.

2.2. Future adoption of new IFRS accounting standards and amendments

For a complete overview of IFRS standards and amendments issued before January 1, 2022, which will be applied in future years and were not early adopted by the Group, please refer to Aegon’s Integrated Annual Report for 2021.

The IASB did not issue new amendments to its current standards in the six-month period ended, June 30, 2022.

IFRS 17- Insurance contracts

Aegon will adopt IFRS 17 ‘Insurance Contracts’, including any consequential amendments to other standards, with a date of initial application of January 1, 2023 and a transition date of January 1, 2022. Aegon will not use the optional exemption provided under IFRS and will, instead, apply a quarterly cohort to all groups of contracts that are in scope of IFRS 17.

The Standard represents a fundamental change to current measurement and presentation of insurance and reinsurance contracts and the implementation effort is significant. An implementation project is being executed and finalization of methodology and policy choices is expected in the second half of 2022 which will also form the basis of parallel runs. The impact of the initial application on Aegon’s financial statements is expected to be significant. Aegon will communicate to the market, once results are reliable, final methodology and policy choices with related impact. Initial communication is expected in the second half year of 2022. Aegon has scheduled an educational webinar on IFRS 17 on December 14, 2022.

2.3. Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. These estimates are inherently subject to change and actual results could differ from those estimates.

Macro-economic context

In the first six-month period of 2022, the Russian invasion of Ukraine caused a humanitarian crisis and also impacted global financial markets and caused significant economic turbulence. High inflation has prompted central banks to start raising interest rates significantly. As a consequence, interest rates have increased significantly in Aegon’s main markets compared to December 31, 2021. Equity markets in Aegon’s three main markets decreased in the first six months of 2022 compared to an increase of equity markets in 2021. Additionally, credit spreads have widened compared to December 31, 2021 and affected Aegon’s results.

Unaudited

Uncertainty resulting from COVID-19

In the first six-month period of 2022 the COVID-19 pandemic continued to cause disruption to business, markets, and the industry. Progress on vaccinations has reduced the spread of COVID-19 and will likely continue to reduce the effects of the public health crisis on the economy. However, the pace of vaccinations has slowed down, and new strains of the virus and reduced availability of healthcare remain risks.

In the first six-month period of 2022 Aegon’s operating result in the Americas was impacted by EUR 100 million of adverse mortality in Life, of which EUR 81 million (first six-month period of 2021: EUR 103 million) of claims are directly attributable to COVID-19 as the cause of death. This was offset by favorable morbidity experience in Accident & Health and is mostly related to Long-Term Care insurance with higher claims terminations due to higher mortality and discharges from care facilities. In the first six-month period of 2022, Aegon continued to observe positive morbidity in Long-Term Care, but less favorable when compared to prior year. As a consequence, in the first six-month period of 2022, Aegon released the remaining Long-Term Care incurred but not reported (IBNR) reserve established during the peak of the pandemic.

Actuarial and economic assumptions

In the first six-month period of 2022, Aegon implemented actuarial assumption and model updates in the Americas resulting in a net EUR 358 million charge to result before tax (first six-month period of 2021: EUR 86 million charge). The adverse impact in 2022 is mainly driven by charges from reinsurance rate increases (EUR 192 million) and various actuarial assumption updates (EUR 166 million). The latter mainly related to updated policyholder behavior and mortality assumptions in Individual Life.

Sensitivities

Sensitivity on variable annuities and variable life insurance products in the United States

Sensitivities of Aegon’s variable annuities and variable life insurance products in the United States on expected long-term equity growth rate have not significantly changed compared to the sensitivities as reported in the Aegon’s 2021 Integrated Annual Report, except for sensitivity to interest rates.

An increase of 100bps in interest rates would reduce net result by approximately EUR 870 million (December 31, 2021: EUR 529 million). A decrease of 100 bps in interest rates would increase result by approximately EUR 563 million (December 31, 2021: EUR 538 million).

Sensitivity on liability adequacy test (LAT) in the Netherlands

At June 30, 2022 the liability adequacy test (LAT) of Aegon the Netherlands improved significantly but remains in a deficit position. The LAT assesses the adequacy of the insurance liabilities by comparing the book value to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio and certain differences between the fair value and the book value of assets measured at amortized cost, mainly residential mortgages. Please also refer to Note 2.19f Liability adequacy testing of Aegon’s 2021 Integrated Annual Report for further details on the accounting policy.

The LAT deficit per June 30, 2022 in Aegon the Netherlands amounted to EUR 0.5 billion (December 31, 2021: EUR 5.2 billion), which was partially offset by the shadow loss recognition of EUR 0.2 billion (December 31, 2021: EUR 3.0 billion), resulting in a net deficit of EUR 0.3 billion (December 31, 2021: EUR 2.2 billion). The improvement of the net LAT deficit by EUR 1.9 billion is driven by market movements, mainly increased interest rates and widening credit spreads and is recorded in the income statement as part of benefits and expenses for the six-month period ended June 30, 2022.

Unaudited

Sensitivities of Aegon the Netherlands to interest rates and mortgage spread assumptions to assess the impact on the LAT have significantly changed compared to the sensitivities as reported in the 2021 Aegon’s Integrated Annual Report, following a decrease in the LAT deficit position per June 30, 2022 compared to December 31, 2021. The impact from increasing interest rates or tightening mortgage spreads on result before tax is capped to the LAT deficit position.

An increase of 100 bps in interest rates would result in a decrease in LAT deficit of EUR 0.5 billion (December 31, 2021: EUR 3.3 billion) and a benefit in result before tax of EUR 0.3 billion (December 31, 2021: EUR 1.3 billion), explained by the cap on the LAT deficit. A decrease of 100 bps would result in an increase in LAT deficit of approximately EUR 2.5 billion (December 31, 2021: EUR 4.3 billion).

A decrease of 50 bps in mortgage spread would result in a decrease in LAT deficit of EUR 0.4 billion (December 31, 2021: EUR 0.6 billion) and a benefit in result before tax of EUR 0.3 billion (December 31, 2021: EUR 1.3 billion), explained by the cap on the LAT deficit. An increase of 50 bps would result in an increase in LAT deficit of approximately EUR 0.4 billion (December 31, 2021: EUR 0.5 billion).

2.4.  Other

Taxes

Taxes on income for the six-month period ended June 30, 2022, are calculated using the tax rate that is estimated to be applicable to earnings for the full year.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most relevant rates to Aegon) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP

June 30, 2022	1	EUR	1.0455	0.8608

December 31, 2021	1	EUR	1.1372	0.8396

Weighted average exchange rates

			USD

YTD 2022	1	EUR	1.0933

YTD 2021	1	EUR	1.2052

Unaudited

3. Segment information

3.1   Segment results

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30 , 2022

Operating result geographically	402	377	107	104	117	(107)	-	1,001	39	1,040

Fair value items	(1,128)	1,481	58	14	(3)	(7)	(6)	408	(88)	321

Realized gains / (losses) on investments	(90)	(69)	2	(4)	-	8	-	(153)	(1)	(154)

Impairment charges	(24)	6	(8)	(7)	-	(18)	-	(50)	-	(50)

Impairment reversals	11	1	-	-	-	-	-	12	-	12

Non-operating items	(1,231)	1,419	52	3	(3)	(17)	(6)	217	(89)	128

Other income / (charges)	(375)	13	(55)	289	(20)	(45)	-	(192)	9	(183)

Result before tax	(1,204)	1,809	104	396	94	(168)	(5)	1,026	(41)	985

Income tax (expense) / benefit	296	(447)	7	(25)	(38)	37	-	(170)	41	(130)
Net result	(908)	1,362	111	371	56	(131)	(5)	856	-	856
Inter-segment operating result after tax	(138)	(48)	(38)	(13)	95	142

Revenues
Life insurance gross premiums	3,565	643	2,132	710	-	-	-	7,049	(545)	6,504
Accident and health insurance	683	183	-	146	-	-	-	1,013	(55)	958
Property & casualty insurance	-	71	-	94	-	-	-	165	(94)	71
Total gross premiums	4,249	896	2,132	950	-	-	-	8,227	(695)	7,532
Investment income	1,618	928	1,243	187	6	235	(241)	3,977	(47)	3,930
Fee and commission income	993	165	111	25	363	-	(93)	1,564	(133)	1,431
Other revenues	-	-	-	12	4	-	-	16	(16)	-
Total revenues	6,860	1,989	3,486	1,174	374	235	(334)	13,784	(890)	12,894
Inter-segment revenues	-	3	-	-	93	238

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30,2021

Operating result geographically	444	370	84	63	146	(112)	-	993	(33)	960

Fair value items	328	477	(66)	(2)	(1)	31	1	767	(18)	749

Realized gains / (losses) on investments	171	16	-	3	2	1	-	193	(5)	188

Impairment charges	(7)	(2)	-	-	-	(6)	-	(16)	-	(16)

Impairment reversals	24	14	-	1	-	8	-	47	-	47

Non-operating items	515	505	(66)	1	-	3 4	1	991	(23)	967

Other income / (charges)	(218)	126	6	29	(6)	(89)	-	(152)	12	(140)

Result before tax	741	1,000	24	92	141	(166)	1	1,832	(44)	1,788

Income tax (expense) / benefit	(111)	(246)	12	(19)	(44)	33	-	(375)	44	(331)

Net result	630	754	35	74	97	(133)	1	1,457	-	1,457

Inter-segment operating result after tax	(12)	(46)	(45)	(16)	93	26

Revenues

Life insurance gross premiums	3,392	707	2,384	723	-	-	-	7,206	(437)	6,768

Accident and health insurance	620	181	3	140	-	-	-	944	(45)	899

Property & casualty insurance	-	68	-	215	-	-	-	283	(83)	200

Total gross premiums	4,012	956	2,387	1,077	-	-	-	8,433	(565)	7,867

Investment income	1,408	1,025	1,163	176	5	120	(128)	3,769	(35)	3,734

Fee and commission income	919	140	102	28	423	-	(89)	1,524	(197)	1,327

Other revenues	-	-	-	6	1	4	-	10	(6)	4

Total revenues	6,340	2,121	3,653	1,288	429	123	(217)	13,736	(803)	12,933

Inter-segment revenues	-	6	-	-	89	122

Aegon has changed the grouping of the operating segments included in the performance measure. As per January 1, 2022, Mongeral Aegon Group (MAG Seguros) is no longer reported within the Americas segment, but reported in the International segment. The comparative figures in the tables above have been adjusted to reflect this change, enabling a like for like comparison. The adjustments include reclassifications from Americas to International for the six-month periods ended, June 30, 2022, for an operating result of EUR 1 million, life insurance gross premiums of EUR 87 million and Other revenues of EUR 5 million. There is no impact on the consolidated numbers of Aegon.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Unaudited

3.2   Investments

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
June 3 0, 2022

Investments

Shares	410	1,558	27	10	8	1	-	2,014

Debt securities	52,457	17,452	978	6,605	12	-	-	77,503

Loans	12,708	35,716	-	53	-	38	-	48,515

Other financial assets	8,982	71	698	66	97	-	-	9,914

Investments in real estate	43	2,730	-	16	-	-	-	2,789
Investments general account	74,599	57,529	1,702	6,750	117	39	-	140,736

Shares	-	7,379	15,915	12	-	-	(3)	23,302

Debt securities	-	9,407	6,478	20	-	-	-	15,905

Unconsolidated investment funds	99,115	859	65,038	442	-	-	-	165,454

Other financial assets	-	3,226	4,660	3	-	-	-	7,889

Investments in real estate	-	-	575	-	-	-	-	575
Investments for account of policyholders	99 ,115	20,871	92,665	477	-	-	(3)	213,125

Investments on balance sheet	173,714	78,400	94,367	7,227	117	39	(3)	353,860

Off balance sheet investments third parties	222,403	7,072	126,896	3,538	151,020	-	-	510,929
Total revenue generating investments	396,117	85,472	221,263	10,765	151,137	39	(3)	864,789

Investments

Available-for-sale	57,544	16,415	1,187	6,670	79	-	-	81,894

Loans	12,708	35,716	-	53	-	38	-	48,515

Financial assets at fair value through profit or loss	103,420	23,539	92,605	487	38	1	(3)	220,086

Investments in real estate	43	2,730	575	16	-	-	-	3,365
Total investments on balance sheet	173,714	78,400	94 ,367	7,227	117	39	(3)	353,860

Investments in joint ventures	-	376	-	1,048	442	(1)	-	1,865

Investments in associates	-	1,186	-	13	151	12	(18)	1,344

Other assets	41,783	13,942	3,611	3,281	400	25,871	(24,191)	64,697
Consolidated total assets	215,497	93,905	97,978	11,569	1,110	25,920	(24,212)	421,767

Unaudited

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
December 31, 2021

Investments

Shares	493	1,410	29	72	9	1	-	2,015

Debt securities	61,014	26,951	1,159	8,060	11	-	-	97,195

Loans	11,352	35,358	-	93	-	20	-	46,823

Other financial assets	8,040	79	687	73	276	-	-	9,155

Investments in real estate	39	2,588	-	16	-	-	-	2,643
Investments general account	80,938	66,384	1,876	8,315	296	21	-	157,83 1

Shares	-	9,078	20,221	243	-	-	(4)	29,539

Debt securities	-	12,044	7,649	128	-	-	-	19,821

Unconsolidated investment funds	115,596	1,059	74,698	597	-	-	-	191,950

Other financial assets	-	3,493	5,581	6	-	-	-	9,080

Investments in real estate	-	-	563	-	-	-	-	563
Investments for account of policyholders	115,596	25,673	108,713	974	-	-	(4)	250,953

Investments on balance sheet	196,534	92,058	110,589	9,288	296	21	(4)	408,784

Off balance sheet investments third parties	239,566	7,711	151,097	2,982	212,779	-	-	614,136
Total revenue generating investments	436,100	99,769	261,687	12,270	213,076	21	(4)	1,022,920

Investments

Available-for-sale	65,694	24,443	1,299	8,191	257	-	-	99,884

Loans	11,352	35,358	-	93	-	20	-	46,823

Financial assets at fair value through profit or loss	119,450	29,669	108,727	987	40	1	(4)	258,871

Investments in real estate	39	2,588	563	16	-	-	-	3,206
Total investments on balance sheet	196,534	92,058	110,589	9,288	296	21	(4)	408,784

Investments in joint ventures	56	343	-	936	368	39	-	1,743

Investments in associates	-	1,103	9	18	151	20	(12)	1,289

Other assets	37,447	13,271	3,160	2,736	510	32,975	(33,663)	56,436
Consolidated total assets	234,037	106,775	113,758	12,979	1,3 2 6	33,056	(33,679)	468,252

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

As per January 1, 2022, MAG Seguros is no longer reported within the Americas segment, but is reported in the International segment. This change is applied prospectively in the investments overview.

Unaudited

4.	Premium income and premiums paid to reinsurers

	YTD	YTD
EUR millions	2022	2021

Premium income

Life insurance	6,504	6,768

Non-life insurance	1,029	1,099

Total premium income	7,532	7,867

Accident and health insurance	958	899

Property & casualty insurance	71	200

Non-life Insurance premium income	1,029	1,099

Premiums paid to reinsurers [1]

Life insurance	1,034	1,065

Non-life insurance	98	94

Total premiums paid to reinsurers	1,132	1,158

Accident and health insurance	87	80

Property & casualty insurance	10	14

Non-life Insurance paid to reinsurers	98	94
[1]	Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note Benefits and expenses.

5.	Investment income

	YTD	YTD
EUR millions	2022	2021

Interest income	2,705	2,599

Dividend income	1,164	1,086

Rental income	60	49
Total investment income	3,930	3,734

Investment income related to general account	2,499	2,388

Investment income for account of policyholders	1,431	1,346

Total	3,930	3,734

Unaudited

6.	Results from financial transactions

	YTD	YTD
EUR millions	2022	2021

Net fair value change of general account financial investments at FVTPL other than derivatives	311	368

Realized gains /(losses) on financial investments	(167)	209

Gains /(losses) on investments in real estate	139	40

Net fair value change of derivatives	(3,271)	(1,269)

Net fair value change on for account of policyholder financial assets at FVTPL	(40,432)	13,996

Net fair value change on investments in real estate for account of policyholders	46	10

Net foreign currency gains /(losses)	170	123

Net fair value change on borrowings and other financial liabilities	2	-

Total	(43,202)	13,477

Net fair value change on for account of policyholder financial assets at fair value through profit or loss are a charge for the six-month period ended, June 30, 2022, mainly due to declining equity markets, rising interest rates and credit spread widening compared to December 31, 2021. Net fair value change on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” in note 8 Benefits and expenses.

7.	Other income

Other income in the first half of 2022 includes the book gain on the divestment of Aegon Hungary and Aegon Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG), amounting to EUR 288 million. For more information on this divestment refer to note 19 Acquisitions/Divestments.

Unaudited

8.	Benefits and expenses

	YTD	YTD
EUR millions	2022	2021

Claims and benefits	(31,457)	24,475

Employee expenses	1,035	967

Administration expenses	721	786

Deferred expenses	(379)	(305)

Amortization charges	571	345

Total	(29,510)	26,268

	YTD	YTD
EUR millions	2022	2021

Benefits and claims paid life	10,257	10,628

Benefits and claims paid non-life	734	691

Change in valuation of liabilities for insurance contracts	(34,764)	8,816

Change in valuation of liabilities for investment contracts	(10,016)	2,072

Other	27	(23)

Policyholder claims and benefits	(33,763)	22,185

Premium paid to reinsurers	1,132	1,158

Profit sharing and rebates	4	4

Commissions	1,169	1,128

Total	(31,457)	24,475

The lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from “Net fair value changes on for account of policyholder financial assets at fair value through profit or loss” included in note 6 Results from financial transactions. In addition, the line “Change in valuation of liabilities for insurance contracts” includes the movement of the technical provisions for life insurance contracts.

9.	Income tax

The income tax expense includes recurring beneficial impacts of tax-exempt income and US tax credits. Non-taxable income for the six-month period ended, June 30, 2022 is mainly related to tax exempt result in the Netherlands on the sale of the Hungarian and Turkish business, as well as the regular non-taxable items such as the dividend received deduction in the United States and the participation exemption in the Netherlands. Tax credits mainly include tax benefits in the United States from investments that provide affordable housing to individuals and families that meet median household income requirements.

Unaudited

10.	Investments

EUR millions	June 30, 2022	December 31, 2021

Available-for-sale (AFS)	81,894	99,884

Loans	48,515	46,823

Financial assets at fair value through profit or loss (FVTPL)	7,537	8,481

Financial assets, for general account, excluding derivatives	137,947	155,188

Investments in real estate	2,789	2,643

Total investments for general account, excluding derivatives	140,736	157,831

The following table provides a breakdown of financial assets, for general account, excluding derivatives:

EUR millions	AFS	FVTPL	Loans	Total

Shares	246	1,768	-	2,014

Debt securities	75,769	1,735	-	77,503

Money market and other short-term investments	4,944	96	-	5,040

Mortgages loans	-	-	41,599	41,599

Private loans	-	-	4,814	4,814

Deposits with financial institutions	-	-	46	46

Policy loans	-	-	2,053	2,053

Other	935	3,939	3	4,877

June 30, 2022	81,894	7,537	48,515	137,947

	AFS	FVTPL	Loans	Total

Shares	350	1,665	-	2,015

Debt securities	93,899	3,296	-	97,195

Money market and other short-term investments	4,790	120	-	4,910

Mortgages loans	-	-	39,991	39,991

Private loans	-	-	4,883	4,883

Deposits with financial institutions	-	-	52	52

Policy loans	-	-	1,893	1,893

Other	844	3,401	3	4,248

December 31, 2021	99,884	8,481	46,823	155,188

Total investments for general account, excluding derivatives, in the first six months period of 2022 decreased, compared to the position at December 31, 2021, mainly due to rising interest rates and credit spread widening affecting bond valuation and sale of debt securities in mainly the Americas and the Netherlands.

Unaudited

11.	Investments for account of policyholders

EUR millions	June 30, 2022	December 31, 2021

Shares	23,302	29,539
Debt securities	15,905	19,821
Money market and short-term investments	1,538	1,482
Deposits with financial institutions	3,124	4,105
Unconsolidated investment funds	165,454	191,950
Other	3,226	3,493
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	212,549	250,390
Investment in real estate	575	563
Total investments for account of policyholders	213,125	250,953

Investments for account of policyholders in the first six-months period of 2022 decreased, compared to the position at December 31, 2021, mainly due to declining equity markets, rising interest rates and credit spread widening.

12.	Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

	June 30, 2022				December 31, 2021
EUR millions	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Financial assets carried at fair value

Available-for-sale investments

Shares	22	68	156	246	84	75	191	350

Debt securities	17,767	57,360	642	75,769	25,166	68,131	603	93,899

Money markets and other short-term instruments	997	3,948	-	4,944	1,204	3,586	-	4,790
Other investments at fair value	-	272	663	935	-	246	599	844

Total Available-for-sale investments	18 ,786	61,648	1,461	81,894	26,453	72 ,038	1,393	99,884

Fair value through profit or loss

Shares	59	210	1,499	1,768	85	237	1,343	1,665

Debt securities	119	1,614	2	1,735	130	3,161	5	3,296

Money markets and other short-term instruments	17	79	-	96	18	102	-	120

Other investments at fair value	1	356	3,581	3,939	2	389	3,010	3,401

Investments for account of policyholders [1]	107,543	104,060	947	212,549	129,794	119,653	943	250,390
Derivatives	210	8,633	3	8,846	150	8,676	1	8,827
Total Fair value through profit or loss	107,949	114,952	6,032	228,932	130,178	132,219	5,301	267,698
Total financial assets at fair value	126,734	176,600	7,492	310,827	156,631	204,256	6,694	367,582

Financial liabilities carried at fair value

Investment contracts for account of policyholders [2]	-	62,515	(7)	62,508	-	71,249	(6)	71,242
Derivatives	44	10,136	2,574	12,754	39	7,162	3,437	10,639
Total financial liabilities at fair value	44	72 ,651	2,567	75,262	39	78 ,411	3,431	81,881

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

Unaudited

Transfers between Level I, Level II and Level III

	June 30, 2022		December 31, 2021
	Transfers	Transfers Level	Transfers	Transfers Level
	Level I to Level	II to Level I	Level I to Level	II to Level I
EUR millions	II		II
Financial assets carried at fair value Available-for-sale investments
Debt securities	-	-	44	32
Total	-	-	44	32

Fair value through profit or loss
Shares	11	-	-	-
Total	11	-	-	-
Total financial assets at fair value	11	-	44	32

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

For the period ended June 30, 2022

EUR millions	At January 1, 2022	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	At June 30, 2022	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2022 ³
Financial assets carried at fair value available-for-sale investments
Shares	191	48	(34)	(3)	(10)	(48)	12	-	-	156	-
Debt securities	603	(1)	(64)	302	(34)	(13)	27	12	(189)	642	-
Other investments at fair value	599	(53)	12	84	(21)	(11)	53	-	-	663	-
	1,393	(6)	(87)	3 83	(65)	(72)	9 2	12	(189)	1,461	-

Fair value through profit or loss
Shares	1,343	120	-	115	(79)	-	-	-	-	1,499	120
Debt securities	5	-	-	7	(9)	-	-	-	-	2	-
Other investments at fair value	3,010	415	-	218	(334)	-	272	-	-	3,581	68
Investments for account of policyholders	943	26	-	(347)	323	-	4	1	(3)	947	(81)
Derivatives	1	2	-	-	-	-	-	-	-	3	2
	5,301	564	-	(7)	(100)	-	277	1	(3)	6,032	110

Total assets at fair value	6,694	558	(87)	3 75	(166)	(72)	369	12	(192)	7,492	110

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(6)	(18)	-	(301)	316	-	2	-	-	(7)	(18)
Derivatives	3,437	(1,011)	-	-	(5)	-	153	-	-	2,574	(481)
	3,431	(1,029)	-	(301)	3 11	-	155	-	-	2,567	(499)
[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.
[2]

Total gains and losses are recorded in line items gains/ (losses) on revaluation of available-for-sale investments and (gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of comprehensive income.

[3]	Total gains/ (losses) for the period during which the financial instrument wasin Level III.

Unaudited

For the period ended December 31, 2021

	At January 1, 2021	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	At December 30, 2021	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 30, 2021 ³
Financial assets carried at fair value available-for-sale investments
Shares	173	1	3	30	(26)	-	11	-	-	191	-
Debt securities	467	(1)	6	228	(29)	(46)	22	203	(246)	603	-
Other investments at fair value	581	(113)	7	111	(24)	(6)	43	-	-	599	-
	1,221	(114)	16	368	(80)	(52)	77	203	(246)	1,393	-

Fair value through profit or loss
Shares	1,329	150	-	179	(316)	1	1	-	-	1,343	147
Debt securities	242	(1)	-	124	(361)	-	-	-	-	5	1
Other investments at fair value	2,173	796	-	492	(638)	-	186	-	-	3,010	(1)
Investments for account of policyholders	1,012	206	-	(198)	(93)	-	22	-	(7)	943	162
Derivatives	22	(17)	-	-	(4)	-	-	-	-	1	(10)
	4,779	1,134	-	597	(1,411)	-	210	-	(7)	5,301	299

Total assets at fair value	6,000	1,020	16	965	(1,491)	(52)	286	203	(253)	6,694	299

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(12)	(1)	-	(361)	366	-	2	-	-	(6)	3
Derivatives	4,902	(1,627)	-	-	(14)	-	176	-	-	3,437	607
	4,890	(1,628)	-	(361)	352	-	178	-	-	3,431	610

[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.
[2]

Total gains and losses are recorded in line items gains/ (losses) on revaluation of available-for-sale investments and (gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of comprehensive income.

[3]	Total gains/ (losses) for the period during which the financial instrument wasin Level III.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

	Carrying	Total estimated fair	Carrying	Total estimated fair
	amount	value	amount	value
EUR millions	June 30, 2022		December 31, 2021
Assets
Mortgage loans - held at amortized cost	41,599	39,795	39,991	44,366
Private loans - held at amortized cost	4,814	4,554	4,883	5,491
Other loans - held at amortized cost	2,102	2,102	1,949	1,949

Liabilities
Subordinated borrowings - held at amortized cost	2,326	2,181	2,194	2,438
Trust pass-through securities - held at amortized cost	127	137	126	139
Borrowings - held at amortized cost	9,367	9,532	9,661	10,171
Investment contracts - held at amortized cost	22,903	21,643	21,573	20,861

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

Unaudited

13.	Share capital

EUR millions	June 30, 2022	December 31, 2021

Share capital - par value	322	321

Share premium	6,952	7,033
Total share capital	7,274	7,354

Share capital - par value

Balance at January 1	321	320

Dividend	-	1

Share dividend	1	-
Balance	322	321

Share premium

Balance at January 1	7,033	7,160

Share dividend	(80)	(127)
Balance	6,952	7,033

EUR millions	YTD 2022	YTD 2021

Earnings per share (EUR per share)

Basic earnings per common share	0.39	0.69

Basic earnings per common share B	0.01	0.02

Diluted earnings per common share	0.39	0.69
Diluted earnings per common share B	0.01	0.02

Earnings per share calculation

Net result attributable to owners of Aegon N.V.	810	1,448

Coupons on other equity instruments	(16)	(23)
Earnings attributable to common shares and common shares B	794	1,425

Earnings attributable to common shareholders	789	1,415

Earnings attributable to common shareholders B	5	10

Weighted average number of common shares outstanding (in millions)	2,021	2,045

Weighted average number of common shares B outstanding (in millions)	538	559

Final dividend 2021

It was decided at the Annual General Meeting of Shareholders on May 31, 2022 to pay a final dividend for 2021 of EUR 0.09 per common share and EUR 0.00225 per common share B. After taking into account the interim dividend of EUR 0.08 per common share and EUR 0.002 per common share B, this resulted in a total 2021 dividend of EUR 0.17 per common share and EUR 0.00425 per common share B.

The final dividend for 2021 was paid in cash or stock at the election of the shareholder. The value of the dividend in common shares is approximately equal to the cash dividend. Those who elected to receive a stock dividend received one Aegon common share for every 47 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 23 up to and including June 29, 2022. The average price calculated on this basis amounted to EUR 4.26. The dividend was paid as of July 6, 2022.

Unaudited

Aegon intends to neutralize the dilutive effect of the 2021 final dividend to be paid in shares in the third quarter of this year (refer to note 20).

2022 interim dividend

Aegon will pay an interim dividend for 2022 of EUR 0.11 per common share.

The interim dividend will be paid in cash or in shares at the election of the shareholder. The value of the dividend to be paid in shares will be approximately equal to the dividend to be paid in cash.

Aegon’s shares will be quoted ex-dividend on August 23, 2022. The record date is August 24, 2022. The election period for shareholders will run from August 25 up to and including September 14, 2022. The stock fraction will be based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from September 8 through September 14, 2022. The stock dividend ratio will be announced on Aegon’s website on September 14, 2022 after business hours. The dividend will be payable as of September 21, 2022.

Share buyback

Aegon executed a program to repurchase 10,158,360 common shares for an amount of EUR 50 million to meet its obligations resulting from the 2021 and 2022 share-based compensation plans for senior management. Between January 7, 2022 and January 24, 2022, these common shares were repurchased at an average price of EUR 4.9227 per share.

On March 23, 2022, Aegon announced that it intends to return EUR 300 million of surplus cash capital to shareholders via a share buyback in the course of 2022. The share buyback will be executed in three tranches of EUR 100 million each, with each tranche conditional on maintaining the capital positions of Aegon’s main units in line with its stated ambitions, and the Cash Capital at the Holding being above the middle of the operating range.

Between April 1, 2022 and June 17, 2022, the first tranche of EUR 100 million were repurchased at an average price of EUR 4.8907 per share.

The buyback of the second tranche of EUR 100 million is expected to be completed on or before September 30, 2022. The buyback of the third tranche of EUR 100 million will commence on October 3, 2022 and is expected to be completed on or before December 15, 2022. For each tranche Aegon will engage a third party to execute the buyback transactions on its behalf. The common shares will be repurchased at a maximum of the average of the daily volume-weighted average prices during the repurchase period, and will subsequently be proposed to be cancelled at Aegon’s 2023 Annual General Meeting of Shareholders.

14.	Other equity instruments

On April 5, 2022 Aegon completed a tender offer buying back EUR 429 million of perpetual capital securities, part of the EUR 950 million notes issued in 2004. Aegon bought back the securities at a purchase price of 90%. The gain realized on this tender offer amounts to EUR 43 million before tax and is recognized in retained earnings in the second quarter of 2022.

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15.	Borrowings

EUR millions	June 30, 2022	December 31, 2021

Capital funding	1,267	1,292

Operational funding	8,100	8,369

Total borrowings	9,367	9,661

During the first six-month period of 2022, the operational funding decreased by EUR 0.3 billion mainly due to a decrease in pre-mortgage warehouse-related funding.

16.	Financial risks

Results of Aegon’s sensitivity analysis are presented in the table below which shows the estimated sensitivity of net result and shareholders’ equity to various scenarios. The table below include Group sensitivities on equity market risk, interest rate risk, bond credit spreads and liquidity premium.

	June 30, 2022		December 31, 2021

		Estimated		Estimated
	Estimated	approximate	Estimated	approximate
	approximate	effects on	approximate	effects on
	effects on net	shareholders’	effects on net	shareholders’
EUR millions	result	equity	result	equity

Sensitivity analysis of net result and shareholders’ equity to markets

Immediate change of

Equity increase 10%	190	601	151	341

Equity decrease 10%	(265)	(15)	(212)	(221)

Equity increase 25%	317	831	322	660

Equity decrease 25%	(565)	(440)	(529)	(685)

Parallel movements of yield curve

Immediate movements of yield curve, but not permanently

Shift up 100 basis points	(358)	(4,567)	296	(3,591)

Shift down 100 basis points	(467)	3,568	(594)	2,906

Bond Credit Spreads

Immediate shock

Shift up 50 basis points	(161)	(2,030)	(192)	(2,418)

Shift down 50 basis points	160	2,076	169	2,387

Liquidity premium

Shift up 5 basis points	100	99	136	178

Shift down 5 basis points	(103)	(101)	(148)	(104)

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17.	Capital management and solvency

As at June 30, 2022, Aegon’s estimated capital position was:

Solvency II key figures

	June 30, 2022[1]	December 31, 2021

EUR millions

Group Own Funds	18,830	19,431

Group SCR	8,796	9,226

Group Solvency II ratio	214%	211%

1 The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.

The table below provides the composition of Aegon’s Eligible Own Funds across Tiers:

Eligible Own Funds

	June 30, 2022	December 31, 2021

EUR millions

Tier 1 - unrestricted	14,030	14,044

Tier 1 - restricted	1,877	2,364

Tier 2	2,297	2,348

Tier 3	626	675

Total Eligible Own Funds	18,830	19,431

The table below provides the reconciliation from shareholders’ equity to Solvency II Own Funds:

Reconciliation Shareholders’ Equity - Own Funds

	June 30, 2022	December 31, 2021

EUR millions

IFRS Shareholders’ Equity	17,466	23,813

IFRS adjustments for Other Equity instruments and non controlling interests	2,150	2,559

IFRS Group Equity	19,616	26,372

Solvency II revaluations and reclassifications	(1,654)	(9,096)

Transferability restrictions [1]	(1,861)	(1,772)

Excess of Assets over Liabilities	16,101	15,504

Availability adjustments	2,984	4,020

Tiering restrictions	(146)	-

Fungibility adjustments	(109)	(93)

Eligible Own Funds	18,830	19,431

1 This includes the transferability restriction related to the RBC CAL conversion methodology.

The Solvency II revaluations and reclassifications mainly stem from the difference in valuation and presentation between IFRS and Solvency II frameworks.

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18.	Commitments and contingencies

There have been no material changes in commitments and contingencies as reported in Aegon’s 2021 Integrated Annual Report.

19.	Acquisitions/Divestments

On May 23, 2022, Aegon announced the sale of its 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco. The sale follows the change of control in Liberbank after its merger with Unicaja Banco in 2021. The gross proceeds of the transaction amount to EUR 177 million. Aegon Spain intends to upstream the net proceeds to the Group. The sale of the 50% stake in the joint venture with Liberbank is expected to close in the second half of 2022, subject to regulatory approval. Upon closing of the sale, the book gain will be recorded in Aegon’s results.

On March 23, 2022, and on April 21, 2022, Aegon completed the divestment of its Hungarian and Turkish businesses to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The gross proceeds of the transactions amount to EUR 700 million. As a result of the transactions, the Group Solvency II ratio improved by approximately 7 percentage points. The book gain amounted to EUR 288 million, which includes a loss of EUR 177 million related to the recycling of the foreign currency translation reserve and revaluation reserve though the income statement. As a result of this transaction, IFRS equity has increased by EUR 465 million. The completion of this sale is part of the full closing of the sale of Aegon’s insurance, pension, and asset management businesses in Central and Eastern Europe to VIG for EUR 830 million, as announced in November 2020. The sale of Aegon Poland and Aegon Romania is subject to regulatory approval and expected to close in the second half of 2022.

On February 28, 2022, Transamerica acquired 100% equity interest in TAG Resources, LLC (TAG). TAG aggregates small to mid-market employer retirement plans (pooled-plan space) and provides administration and fiduciary oversight services as a third-party administrator for such plans, including providing plan design, consulting, and compliance to plan sponsors. The total consideration transferred amounted to EUR 31 million. Based on the purchase price allocation, the fair value of net assets amounted to EUR 18 million, resulting in goodwill of EUR 13 million. The acquisition does not have a material impact on Aegon’s capital position or results.

20.	Post reporting date events

On July 1, 2022, Aegon announced that it will repurchase common shares for an amount of EUR 106 million to neutralize the dilutive effect of the 2021 final dividend paid in shares.

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ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

Aegon is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Aegon’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors and research analysts.

Aegon has substantive supplemental information in its annual and semi-annual accounts to provide transparency of its financial results. Aegon has provided insight into its critical accounting policies and the methodologies Aegon applies to manage its risks. For a discussion of critical accounting policies see paragraph 2.2 “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of Aegon’s risk management methodologies see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” as referred to in the cross reference table in Aegon’s Annual Report on Form 20-F (Form 20-F) filed with the SEC on March 21, 2022.

2.2 Application of Critical Accounting Policies - IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon Aegon’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IFRS).

Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. Those estimates are inherently subject to change and actual results could differ from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

The description of Aegon’s methods of determining fair value and fair value hierarchy is included in the 2021 Form 20-F (i.e. note 3 and note 44 of the notes to the consolidated financial statements). For reference purposes, note 12 Fair Value of the notes to the condensed consolidated interim financial statements in Item 1 includes a roll-forward of Level III financial instruments for the six-month period ended June 30, 2022. Specific information on the impact of COVID-19 can be found in note 2.3 Judgments and critical accounting estimates of the notes to the condensed consolidated interim financial statements in Item 1.

2.2.1 Valuation of assets and liabilities arising from life insurance contracts

The valuation of certain assets and liabilities arising from insurance contracts is developed using complex valuation models. The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions, on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation or on the valuation assumptions (historical cost), without risk margin. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in shareholders’ equity.

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Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the statement of financial position. Mortgage loans is the primary asset class for which the difference between the fair value and the book value of assets impacts the liability adequacy test.

Some insurance contracts without a guaranteed or fixed contractual term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively, and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may require write-offs due to unrecoverability.

2.2.2 Actuarial and economic assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender, lapse and utilization rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship or mortality, allowance may be made for further longevity or mortality improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are prescribed by the local regulator, market observable or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller countries, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on actual gross profits and estimates of future gross profits or revenues, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate. In Aegon the Netherlands, the expense basis makes an allowance for planned future cost savings, which are included in the liability adequacy test.

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Surrender and lapse rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the Company’s guarantee is in the money. Own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Assumptions are reviewed periodically, in the second quarter for the US and in the fourth quarter for Europe and Asia, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining Aegon’s liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

During the first half of 2022, Aegon implemented actuarial and economic assumptions updates resulting in a pre-tax charge of EUR 358 million (1H 2021: EUR 86 million pre-tax charge). Refer to note 2.3 Judgments and critical accounting estimates of the notes to the condensed consolidated interim financial statements in Item 1 for a description of the individual actuarial and economic assumptions changed in the period.

For information on sensitivities on variable annuities and variable life insurance products in the United States, Sensitivity on long-term care products (LTC) in the United States and Sensitivity on liability adequacy test in the Netherlands refer to note 2.3 Judgments and critical accounting estimates of the condensed consolidated interim financial statements in Item 1.

2.2.3 Deferred expenses and VOBA

Deferred expenses

The movements in DPAC, deferred cost of reinsurance and deferred transaction costs over the first six months of 2022 compared with the first six months of 2021 can be summarized and compared as follows:

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2022	9,303	766	434
Costs deffered during the year	329	35	15
Amortizations through income statement	(455)	(42)	(14)
Shadow accounting adjustments	1,675	23	-
Net exchange differences	793	48	35
Other	(2)	7	-
At June 30, 2022	11,613	837	469

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2021	8,253	141	404
Costs deffered during the year	292	-	13
Amortizations through income statement	(269)	(19)	(12)
Shadow accounting adjustments	556	14	-
Net exchange differences	276	-	13
Other	(5)	3	-
At June 30, 2021	9,104	140	418

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VOBA

The movement in VOBA over the first six months of 2022 compared with the first six months of 2021 can be summarized and compared as follows:

EUR millions	First half 2022	First half 2021

At January 1	750	815
Amortization/depreciation through income statement	(68)	(51)
Shadow accounting adjustments	92	29
Net exchange differences	62	26
At June 30	835	819

2.3 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

a. Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, carried at fair value and presented as derivatives;

b. Total return annuities: these guarantees are not bifurcated from their host contracts because they are presented and valued at fair value together with the underlying insurance contracts;

c. Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, presented and valued in accordance with insurance accounting together with the underlying insurance contracts; and

d. Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, and including all guarantees, are assessed periodically.

a. Financial guarantees

In the United States and in the United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In the Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

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Liabilities for financial guarantees for minimum benefits

EUR millions	United States [1]	The Netherlands [2]	Total [3]

At January 1, 2022	1,830	1,413	3,243
Incurred guarantee benefits [4]	(515)	(485)	(1,000)
Paid guarantee benefits	(1)	-	(1)
Transfers to disposal groups	-	-	-
Net exchange differences	137	-	137
At June 30, 2022	1,450	929	2,379
Balance at June 30, 2022
Account value [5]	30,148	8,304	38,453
Net amount at risk [6]	544	771	1,315

At January 1, 2021	2,715	2,032	4,747
Incurred guarantee benefits [4]	(1,047)	(619)	(1,666)
Paid guarantee benefits	(2)	-	(2)
Net exchange differences	164	-	164
At December 31, 2021	1,830	1,413	3,243
Balance at December 31, 2021
Account value [5]	34,945	9,748	44,693
Net amount at risk [6]	314	1,538	1,852

1 Guaranteed minimum accumulation and withdrawal benefits.

2 Fund plan and unit-linked guarantees.

3 Balances are included in the derivatives liabilities on the face of the statement financial position.

4 Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-money guarantees and fair value movements during the reporting year.

5 Account value reflects the actual fund value for the policyholders.

6 The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The decrease of incurred guarantee benefits in first half of 2022 mainly relates to the significant increase in interest rates partially offset by negative equity markets. The decreased account value and increase in Net amount at risk in 2022 was driven by negative equity markets and declines in bond values.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2022, the reinsured account value was EUR 1.5 billion (December 31, 2021: EUR 1.8 billion) and the guaranteed remaining balance was EUR 0.9 billion (December 31, 2021: EUR 0.9 billion).

The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At June 30, 2022, the contract had a value of EUR 13 million (December 31, 2021: EUR 39 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures and total return swap contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of interest rate swaps, treasury forwards and treasury futures to mitigate the effect of movements in interest rates on the reinsurance contracts.

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Aegon the Netherlands provides guarantees to its customers on expiry date for certain insurance contracts. In order to mitigate the risks related to the guarantees Aegon the Netherlands has setup a hedging program. Aegon the Netherlands does not use reinsurance in order to mitigate risks related to insurance contracts with a guarantee component.

b. Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all the changes in the market value of the asset will be offset in the valuation of the liability. This product exists for the fixed annuity line of business and represents a closed block.

The fixed annuities product balance as of June 30, 2022, amounted to EUR 165 million (December 31, 2021: EUR 179 million).

c. Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMDB in excess of the capital account balance at the reporting date.

The GMIB feature provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

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The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

Liabilities for guarantees Americas

EUR millions	GMDB [1]	GMIB [2]	Total [4]

At January 1, 2022	502	529	1,031
Incurred guarantee benefits [5]	290	307	597
Paid guarantee benefits	(63)	(19)	(82)
Net exchange differences	54	60	114
At June 30, 2022	785	876	1,660

	GMDB [1,3]	GMIB [2,3]

Balance at June 30, 2022
Account value [6]	47,914	4,185
Net amount at risk [7]	3,728	877
Average attained age of contractholders	71	73

At January 1, 2021	488	638	1,127

Incurred guarantee benefits [5]	27	(127)	(99)

Paid guarantee benefits	(49)	(25)	(75)

Net exchange differences	36	42	79
At December 31, 2021	502	529	1,031

	GMDB [1,3]	GMIB [2,3]

Balance at December 31, 2021
Account value [6]	56,426	5,186
Net amount risk [7]	843	472
Average attained age of contractholders	71	72

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contract with guarantees may offer more than one type of guarantee in each contract; Therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position.
[5]

Incurred guarantee benefit mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.

[6]	Account value reflects the actual fund value for the policyholders.
[7]

The net amount at risk is defined as the present value of the minumum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

d. Minimum investment return guarantees in the Netherlands

The traditional life and pension products offered by Aegon in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of traditional accumulation products written. Older generations contain a 4% guarantee; in 1999 the guarantee decreased to 3% and in 2013 the guarantee decreased to 0%.

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The traditional group pension contracts offered by Aegon in the Netherlands include large group insurance contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the maximum of 0% and the realized return on an asset portfolio specified in the policy conditions, adjusted for technical interest rates ranging from 3% to 4%. If the adjusted return is negative, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period.

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

Liabilities for guarantees The Netherlands

EUR millions	GMI 1,[2]

At January 1, 2022	6,429

Incurred guarantee benefits [3]	(2,779)

At June 30, 2022	3,650

Balance at June 30, 2022

Account value [4]	17,400

Net amount at risk [5]	3,921

At January 1, 2021	7,973

Incurred guarantee benefits [3]	(1,544)

At December 31, 2021	6,429

Balance at December 31, 2021

Account value [4]	20,176

Net amount risk [5]	6,794

[1] Guaranteed minimum investment return in the Netherlands.

[2] Balances are included in the insurance liabilities on the face of the statement of financial position.

[3] Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expires out-of-the-money guarantees and fair value movements during the reporting year.

[4] Account value reflects the liability value of the insurance contracts as a whole.

[5] The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For individual policys only positive differences are included, for Group pensions contracts carry forwards of negative differences are recognized.

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Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (except for life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 44 of Aegon’s 2021 Form 20-F.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 22.4% at June 30, 2022, and 22.3% at December 31, 2021. Correlations of market returns across underlying indices are based on historical market returns and their interrelationships over a number of years preceding the valuation date. Assumptions regarding policyholder behaviour, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Disclosure on interest rate risk, including interest rate risk sensitivity is included in note 4 Financial risks of Aegon’s 2020 Form 20-F.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees.

Guarantees valued at fair value contributed a net loss before tax of EUR 451 million for the six months ended June 30, 2022 (six months ended June 30, 2021: loss of EUR 44 million). Contributing to this net loss before tax are fair value loss on guarantee reserve hedges of EUR 4,614 million (six months ended June 30, 2021: EUR 3,410 million loss) a loss of EUR 702 million related to DPAC offset and other (the first six months of 2021: EUR 185 million loss), a loss of EUR 1,084 million related to increase in equity markets (six months ended June 30, 2021: EUR 777 million gain) and EUR 20 million loss (six months ended June 30, 2021: EUR 36 million gain) from decrease in equity volatilities. This was partly offset by positive results related to increase in risk free rates of EUR 5,767 million (six months ended June 30, 2021: EUR 2,691 million gain) and a gain of EUR 202 million related to widening of own credit spreads (six months ended June 30, 2021: EUR 62 million gain).

Guarantee reserves decreased EUR 3,698 million in the first six months of 2022 (six months ended June 30, 2021: decrease of EUR 2,954 million).

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2.4 Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of June 30, 2022, and December 31, 2021.

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
At June 30, 2022
Debt securities, money market instruments and other
United States government	9,479	385	(772)	9,092	3,881	5,211
Dutch government	3,110	322	(23)	3,409	3,059	349
Other government	7,130	749	(247)	7,632	6,142	1,489
Mortgage-backed securities	4,701	186	(285)	4,603	871	3,732
Asset-backed securities	5,373	20	(310)	5,082	314	4,768
Corporate	49,846	1,000	(4,896)	45,950	12,644	33,306
Money market investments	4,944	-	-	4,944	4,529	415
Other	967	27	(58)	935	549	386
Total	85,550	2,690	(6,592)	81,648	31,990	49,658

Of which held by Aegon Americas and NL	77,032	2,556	(5,865)	73,723	29,880	43,843

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
At December 31, 2021
Debt securities, money market instruments and other
United States government	8,942	2,386	(11)	11,317	10,938	379
Dutch government	3,456	1,238	-	4,694	4,688	6
Other government	9,060	2,794	(84)	11,769	10,414	1,356
Mortgage-backed securities	5,265	372	(56)	5,581	3,832	1,749
Asset-backed securities	4,088	118	(16)	4,189	2,334	1,855
Corporate	50,953	5,738	(343)	56,348	45,363	10,985
Money market investments	4,790	-	-	4,790	4,547	243
Other	876	34	(66)	844	519	325
Total	87,431	12,679	(576)	99,533	82,635	16,898

Of which held by Aegon Americas and NL	78,468	11,865	(475)	89,859	74,954	14,905

Unrealized bond losses by sector

The composition by industry category of Aegon’s AFS debt securities, money market investments and other in an unrealized loss position at June 30, 2022, and December 31, 2021, is presented in the following table.

Unrealized losses - debt securities, money market investments and other

EUR millions	Jun. 30, 2022		Dec. 31, 2021

	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Residential mortgage-backed securities (RMBSs)	492	(44)	810	(21)
Commercial mortgage-backed securities (CMBSs)	2,723	(208)	803	(27)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	2,663	(117)	1,244	(9)
ABSs - Other	1,815	(173)	558	(7)
Financial industry - Banking	4,283	(492)	1,669	(32)
Financial industry - Insurance	1,511	(230)	368	(11)
Financial industry - Other	3,456	(494)	1,092	(29)
Industrial	17,410	(2,636)	5,630	(179)
Utility	3,047	(529)	1,564	(68)
Government	6,056	(884)	842	(28)
Other	386	(58)	325	(66)
Total held by Aegon Americas and NL	43,843	(5,865)	14,905	(475)
Held by other segments	5,815	(727)	1,994	(102)
Total	49,658	(6,592)	16,898	(576)

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Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas and Aegon the Netherlands.

EUR in millions	Jun. 30, 2022		Dec. 31, 2021
Debt securities	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
AAA	9,420	(834)	2,698	(28)
AA	3,397	(437)	1,459	(27)
A	12,202	(1,725)	4,824	(142)
BBB	15,923	(2,417)	4,705	(142)
BB	1,262	(218)	404	(21)
B	535	(103)	198	(15)
Below B	302	(73)	139	(34)
Total	43,042	(5,807)	14,425	(409)

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations by the issuer, 5) high probability of bankruptcy of the issuer, or 6) downgrades by internationally recognized credit rating agency. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows.

The composition of Aegon Americas and Aegon the Netherlands’ bond impairment losses and recoveries by issuer for the periods ended June 30, 2022, and June 30, 2021, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted, if any.

Impairment losses and recoveries EUR in millions	Jun. 30, 2022	Jun. 30, 2021

	(impairment) Recovery	(impairment) Recovery

Impairments:
Other (non individually greater than EUR 25 million)	(22)	(6)
Subtotal	(22)	(6)

Recoveries:
Total recoveries on previously impaired securites	10	20
Subtotal	10	20

Net (impairments) and recoveries	(12)	14

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2.5 Results of Operations – first half 2022 compared with first half 2021

This document includes the following non-EU-IFRS financial measures: operating result, operating result after tax, result before tax, addressable expenses and free cash flow. These non-EU-IFRS measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for addressable expenses and free cash flow, to the most comparable EU-IFRS measure is provided in the following tables. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating results, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Free cash flows represent cash flows from remittances from the units less the Holding funding and operating expenses. Free cash flow is not based on EU-IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for EU-IFRS financial measures. Aegon may define and calculate free cash flow differently than other companies. Aegon believes that these non-EU-IFRS measures, together with the EU-IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented in this report. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before making a comparison. Aegon believes the non-IFRS measures present within this report, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public. This enables them to evaluate Aegon’s businesses after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (as companies may use different local generally accepted accounting principles (GAAPs)), and this may make the comparability difficult between time periods.

Aegon has changed the grouping of the operating segments included in the performance measure. As per January 1, 2022, Mongeral Aegon Group (MAG Seguros) is no longer reported within the Americas segment, but reported in the International segment. The comparative figures in the segment results table have been adjusted to reflect this change, enabling a like for like comparison, which includes reclassifications between Americas and International for an operating result of EUR 1 million, life insurance gross premiums of EUR 87 million and Other revenues of EUR 5 million. There is no impact on the consolidated numbers of Aegon.

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i Results first half 2022 worldwide

Results Worldwide Amounts in EUR millions	First half 2022	First half 2021%

Operating result after tax	814	812	-
Tax on operating result	(188)	(182)	(3)
Operating result geographically
Americas	402	444	(9)
The Netherlands	377	370	2
United Kingdom	107	84	28
International	104	63	65
Asset Management	117	146	(19)
Holding and other activities	(106)	(112)	5

Operating result	1,001	993	1

Fair value items	408	767	(47)
Gains/ (losses) on investments	(153)	193	n.m.
Net impairments	(38)	31	n.m.
Non - operating items	217	991	(78)
Other income / (charges)	(192)	(152)	(27)
Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,026	1,832	(44)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	41	44	(7)
Income tax	(170)	(375)	55

Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(41)	(44)	7

Net result	856	1,457	(41)

Operating expenses	1,902	1,916	(1)
Addressable expenses*	1,499	1,477	2

Americas	222	175	27
The Netherlands	41	37	12
United Kingdom	14	15	(9)
International	123	126	(2)

New life sales (recurring plus 1/10 single)	400	353	13

New premium production Accident & Health insurance	96	84	14
New premium production Property & Casualty insurance	57	52	10

Americas	18,438	18,039	2
The Netherlands	10,551	9,619	10
United Kingdom	5,157	9,268	(44)
International	307	69	n.m.
Asset Management (Third-party and Strategic Partnershipsonly)	66,893	76,709	(13)

Tot al gross deposits	101,345	113,704	(11)

Americas	(4,307)	(8,080)	47
The Netherlands	577	445	30
United Kingdom	(1,196)	2,469	n.m.
International	48	-	n.m.
Asset Management (Third-party and Strategic-Partnershipsonly)	3,060	6,034	(49)

Total net deposits / (outflows)	(1,818)	868	n.m.

* Addressable expenses for all reporting periods are reported at constant currency at the 2Q2022 YTD foreign exchange rate.

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Revenues geographically first half 2022

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Segment total	Joint ventures and associates eliminations	Consolidated

Revenues
Total life insurance gross premiums	3,565	643	2,132	710	-	-	7,049	(545)	6,504
Accident and health insurance premiums	683	183	-	146	-	-	1,013	(55)	958
Property & casualty insurance premiums	-	71	-	94	-	-	165	(94)	71
Total gross premiums	4,249	896	2,132	950	-	-	8,227	(695)	7,532

Investment income	1,618	928	1,243	187	6	(6)	3,977	(47)	3,930
Fee and commission income	993	165	111	25	363	(93)	1,564	(133)	1,431
Other revenues	-	-	-	12	4	0	16	(16)	0
Total revenues	6,860	1,989	3,486	1,174	374	(99)	13,784	(890)	12,894

Number of employees, including agent employees	6,460	3,527	2,524	4,627	1,686	1,065	19,889

Results first half 2022 Worldwide

The net result amounted to a profit of EUR 856 million in the first half of 2022 compared with a profit of EUR 1,457 million in the first half of 2021, caused by lower gains from non-operating items. The operating result increased by 1% compared with the first half of 2021 to EUR 1,001 million in the first half of 2022. This was driven by improved operating results in International, United Kingdom and The Netherlands, partly offset by lower operating results in the Americas and Asset Management.

Net result

The net result amounted to a profit of EUR 856 million in the first half of 2022 compared with a profit of EUR 1,457 million in the first half of 2021, caused by lower gains from non-operating items.

Non-operating items were a gain of EUR 217 million in the first half of 2022 compared with a gain of EUR 991 million in the first half of 2021, mainly caused by lower gains on fair value items, and losses on investments in the first half of 2022 compared with gains on investments in the first half of last year.

Fair value items amounted to a gain of EUR 408 million in the first half of 2022. This was driven by a positive result from the mismatch on an IFRS basis between interest rate hedges on the mortgage portfolio and the underlying mortgages in the Netherlands. Furthermore, the positive impact from rising spreads led to a lower fair value of liabilities in the Netherlands. Gains on real estate investments in the Netherlands and gains on fair value investments in the United States also contributed to the gain on fair value items. This was partly offset by a loss on fair value hedges without an accounting match in the United States in the first half of 2022, mainly related to the dynamic hedge program for GMDB and GMIB riders. This program targets to hedge the economic liability. However, under IFRS reporting, discount rates for liabilities are locked-in, which led to an accounting mismatch and resulted in a fair value loss from the increase in interest rates in the first half of 2022.

Realized losses on investments were EUR 153 million in the first half of 2022, caused by losses on investments at the Americas and the Netherlands, and reflect the sale of bonds to protect the liquidity position in the context of rising interest rates.

Other charges amounted to a loss of EUR 192 million in the first half of 2022 and primarily resulted from various actuarial assumption updates, and charges from reinsurance rate increases in the Americas. Investments related to the operational improvement plan amounted to EUR 132 million. These items were partly offset by a net book gain on the divestment of Aegon’s businesses in Hungary and Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG).

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Income tax

Income tax was a charge of EUR 170 million in the first half of 2022, compared to the positive result before tax of EUR 1,026 million. The effective tax rate of 16.5% is below the nominal tax rate, reflecting the tax-exempt gain on the sale of Aegon’s businesses in Hungary and Turkey.

Operating result

The operating result increased by 1% compared with the first half of 2021 to EUR 1,001 million in the first half of 2022.

The operating result from the Americas decreased by 9% compared with the first half of 2021 to EUR 402 million in the first half of 2022. This was primarily due to a lower result from US Variable Annuities impacted by market movements and outflows. The adverse mortality claims experience was EUR 97 million in the first half of 2022 compared with an unfavorable experience of EUR 165 million in the first half of 2021. Morbidity experience was EUR 83 million favorable in the first half of 2022, although reduced compared with the favorable experience of EUR 120 million in the first half of 2021.

Aegon’s operating result in the Netherlands increased by 2% compared with the first half of 2021 to EUR 377 million in the first half of 2022. The result of Workplace Solutions increased – driven by provision releases in the non-life business – and more than offset the impact of lower investment income on the results of Life and Bank. Benefits from expense savings initiatives were more than offset by higher expenses for growth initiatives and higher pension cost for own employees.

The operating result from the United Kingdom increased by 28% compared with the first half of 2021 to EUR 107 million in the first half of 2022. The result benefited from a one-time increase in fee income net of hedging, as well as other non-recurring elements, including favorable mortality experience. Lower addressable expenses as a result of expense savings also contributed favorably. Together, these more than offset the loss of earnings from the run off of the traditional product portfolio.

The operating result from International increased by 65% compared with the first half of 2021 to EUR 104 million in the first half of 2022. The increase largely reflects the benefits from business growth in Spain & Portugal, Brazil and China, and better claims experience compared with the same period last year.

The operating result from Aegon Asset Management (Aegon AM) decreased by 19% compared with the first half of 2021 to EUR 117 million in the first half of 2022. This was mainly the result of lower performance fees in the Chinese joint venture AIFMC compared with last year’s exceptional level. The operating result for Global Platforms reduced as a result of the impact of adverse market conditions on management fees, and lower other revenues.

The operating result from the Holding and other activities was a loss of EUR 106 million in the first half of 2022, and mainly reflects funding expenses.

Operating expenses

Operating expenses were EUR 1,902 million in the first half of 2022, a decrease of 1% compared with the first half of 2021. Lower one-time investments in the operational improvement plan and the impact of the completion of the sale of Aegon’s businesses in Hungary and Turkey more than offset the increase in addressable expenses.

Addressable expenses increased by 2% compared with the first half of 2021 to EUR 1,499 million in the first half of 2021 on a constant currency basis. The benefit from expense savings initiatives was more than offset by additional investments in growth initiatives across the group, an acquisition and timing elements in the Americas, and higher pension cost for own employees in the Netherlands.

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Capital management

Shareholders’ equity excluding revaluation reserves increased by EUR 1.5 billion compared with December 31, 2021 to EUR 19.9 billion on June 30, 2022, mainly from retained earnings, the favorable impact of higher interest rates on the remeasurement of the defined benefit obligations, and favorable currency movements.

Gross financial leverage, based on IFRS as adopted by the EU, decreased by EUR 0.2 billion compared with December 31, 2021 to EUR 5.7 billion per June 30, 2022. A debt tender offer was successfully completed on April 5, 2022, which reduced Aegon’s gross financial leverage by EUR 429 million. This decrease was partly offset by the strengthening of the US dollar against the euro. After completion of the tender offer, Aegon has reduced its gross financial leverage to within the range of EUR 5.0 billion to EUR 5.5 billion based on a euro/US dollar exchange rate of 1.20, a target that was set to be accomplished by 2023.

Solvency II ratio

Aegon’s Group Solvency II ratio increased from 211% on December 31, 2021 to 214% on June 30, 2022 as a result of operating capital generation and favorable one-time items, the latter driven by management actions in the United States and the Netherlands, as well as the sale of Aegon’s businesses in Hungary and Turkey. This was partly offset by unfavorable market movements - largely due to lower equity markets in the United States - the execution of the previously announced debt tender offer, and the impact from reflecting the EUR 300 million share buyback.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding increased from EUR 1,279 million at the end of 2021 to EUR 1,680 million on June 30, 2022. This was largely driven by the free cash flow of EUR 394 million, and the impact of divestitures net of acquisitions, which amounted to EUR 641 million and were driven by closing the sale of Aegon’s businesses in Hungary and Turkey. This was partly offset by the previously announced deleveraging – which led to a cash outflow of EUR 408 million – and the first EUR 100 million tranche of Aegon’s EUR 300 million share buyback program that was executed in the second half of 2022. Capital injections into business units amounted to EUR 50 million, and mainly related to India. Other items were a cash outflow of EUR 75 million and were driven by the previously announced EUR 50 million share buyback in the context of the 2021 and 2022 variable compensation plans, and hedge expenses.

Selection of new independent auditor

Under the responsibility of the Audit Committee, a rigorous audit tender process was held as the maximum audit term of 10 years of the current external auditor is ending after the completion of the audit of Aegon’s financial statements over 2023. The Supervisory Board accepted the recommendation of the Audit Committee to present to the 2023 Annual General Meeting of Shareholders for approval, that Ernst & Young Accountants LLP become the groups external auditor starting from the financial year 2024 for an initial period of 5 years.

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ii AMERICAS

Results Americas	Amounts in USD millions			Amounts in EUR millions

	First half 2022	First half 2021%		First half 2022	First half 2021%

Operating result after tax	380	479	(21)	348	397	(12)

Tax on operating result	59	56	5	54	47	16

Operating result by business

Individual Solutions	320	402	(20)	293	334	(12)

Workplace Solutions	119	133	(10)	109	111	(1)

Operating result	439	535	(18)	402	444	(13)

Fair value items	(1,234)	395	n.m.	(1,128)	328	n.m.

Gains/ (losses) on investments	(98)	206	n.m.	(90)	171	n.m.

Net impairments	(14)	20	n.m.	(13)	17	n.m.

Non-operating items	(1,346)	621	n.m.	(1,231)	515	n.m.

Other income / (charges)	(410)	(263)	(56)	(375)	(218)	(72)

Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(1,316)	893	n.m.	(1,204)	741	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included inincome before tax	-	-	n.m.	-	-	n.m.

Income tax	323	(134)	n.m.	296	(111)	n.m.

Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.	-	-	n.m.

Net result	(993)	759	n.m.	(908)	630	n.m.

Life insurance gross premiums	3,898	4,088	(5)	3,565	3,392	5

Accident and health insurance premiums	747	747	-	683	620	10

Total gross premiums	4 ,645	4,835	(4)	4,249	4,012	6

Investment income	1,769	1,697	4	1,618	1,408	15
Fees and commission income	1,086	1,108	(2)	993	919	8
Other revenues	-	-	n.m.	-	-	n.m.

Total revenues	7,500	7,641	(2)	6,860	6,340	8

Operating expenses	894	863	4	817	716	14
Addressable expenses*	769	729	5	703	667	5

Individual Solutions	200	178	12	183	148	24

Workplace Solutions	43	33	28	39	28	42

New life sales ( recurring plus 1/ 10 single)	243	211	15	222	175	2 7

New premium production Accident & Health insurance	84	74	12	76	62	24

Individual Solutions	4,922	5,851	(16)	4,502	4,855	(7)

Workplace Solutions	15,236	15,890	(4)	13,936	13,185	6

Total gross deposits	20,158	21,741	(7)	18,438	18,039	2

Individual Solutions	(4,682)	(2,993)	(56)	(4,282)	(2,483)	(72)

Workplace Solutions	(27)	(6,745)	100	(25)	(5,596)	100

Total net deposits / ( outflows)	(4,709)	(9,738)	52	(4,307)	(8,080)	47

* Addressable expenses for all reporting periods are reported at constant currency at the 2Q2022 YTD foreign exchange rate.

Exchange rates

Weighted average exchange rates:

			USD
YTD 2022	1	EUR	1.0933
YTD 2021	1	EUR	1.2052

Net result

Aegon’s businesses in the Americas reported a net loss of USD 993 million in the first half of 2022 compared with a net profit of USD 759 million in the first half of 2021. This was largely driven by a loss from non-operating items and Other charges.

Non-operating items amounted to a loss of USD 1,346 million in the first half of 2022, as fair value items resulted in a loss of USD 1,234 million. This loss was largely caused by a USD 1,347 million loss on fair value hedges without an accounting match, mainly related to the dynamic hedge program for GMDB and GMIB riders. This program targets to hedge the economic liability and remained highly effective. However, under IFRS reporting, discount

Unaudited

rates for liabilities are locked-in, which led to an accounting mismatch and resulted in a fair value loss from the increase in interest rates during the first half of 2022. Fair value hedges with an accounting match – which includes the hedges of the variable annuities GMWB portfolio – reported a loss of USD 169 million in the first half of 2022, largely from unhedged basis and volatility risks. Fair value investments resulted in a gain of USD 282 million for the first half of 2022 and were largely the result of outperformance of real estate with commodity exposure, multi-family property investments, and private equity reporting write-ups on portfolio companies.

Realized losses on investments amounted to USD 98 million in the first half of 2022. These losses were driven by the sale of bonds to protect the liquidity position in the context of rising interest rates, and also included the sale of bonds associated with the company’s target to reduce greenhouse gas emissions of its investment portfolio. Losses were only partly offset by equity investment gains from the sale of an investment and gains on mortgages driven by prepayment fees. Gross impairments were partly offset by recoveries, mainly related to residential mortgage backed securities, resulting in net impairments of USD 14 million in the first half of 2022.

Other charges of USD 410 million in the first half of 2022 were largely driven by USD 87 million of one-time investments related to the operational improvement plan, USD 174 million charges from various actuarial assumption updates, and USD 210 million charges from reinsurance rate increases. These were only partly offset by one-time benefits from in-force management actions on different parts of the universal life portfolio and from model updates.

Operating result

The operating result of the Americas amounted to USD 439 million in the first half of 2022, a decrease of 18% compared with the first half of 2021. This was primarily due to a lower result from Variable Annuities impacted by adverse market movements and outflow of deposits. The adverse mortality claims experience was USD 109 million in the first half of 2022 compared with an unfavorable experience of USD 193 million in the first half of 2021. Morbidity experience was USD 93 million favorable in the first half of 2022, although reduced compared with the favorable experience of USD 144 million in the first half of 2021.

In Individual Solutions, the operating result decreased by 20% compared with the first half of 2021 to USD 320 million in the first half of 2022. The decrease was a result of higher benefit costs and lower fee revenues in Variable Annuities, a consequence of outflows and the impact of lower equity markets and higher interest rates.

–

In Individual Life, adverse mortality experience amounted to USD 100 million in the first half of 2022 compared with USD 184 million of adverse experience in the first half of 2021. USD 87 million of adverse claims experience was directly attributable to COVID-19 as the cause of death.

–

Favorable morbidity claims experience in Accident & Health amounted to USD 103 million in the first half of 2022, benefiting from the release of the USD 30 million incurred but not reported (IBNR) reserve set up during the COVID-19 pandemic. In the first half of 2021, the favorable morbidity experience amounted to USD 145 million, which included a one-time reserve release. The favorable claims experience in the first half of 2022 resulted predominately from higher than expected claims terminations, while the number of new claims trended back to pre-COVID-19 levels. In addition, the Accident & Health operating result experienced better than expected persistency, mainly from the death of policyholders who are not on claim.

–

The operating result for Individual Solutions in the first half of 2022 was impacted by additional expenses for the expanded dynamic hedging program and by the running costs for reinsuring a portfolio of universal life secondary guarantee policies.

In Workplace Solutions, the operating result decreased by 10% compared with the first half of 2021 to USD 119 million in the first half of 2022, mainly due to unfavorable persistency and morbidity claims experience in

Unaudited

Workplace Accident & Health. The operating result of Retirement Plans was USD 72 million in the first half of 2022 compared with USD 75 million in the first half of 2021, due to timing of expenses. The result of Stable Value Solutions was USD 37 million in the first half of 2022 compared with USD 39 million in the first half of last year, reflecting a decrease in fee income from lower fee rates and notional balances.

Operating expenses

Operating expenses amounted to USD 894 million in the first half of 2022, an increase of 4% compared with the first half of last year, mainly reflecting timing of expenses, an increase of performance-related compensation, and an acquisition in the Workplace Solutions business in the first half of 2022. Addressable expenses were USD 769 million in the first half of 2022, an increase of 5% compared with the first half of 2021, driven by the same items as the increase in operating expenses.

Sales and deposits

New life sales were up by 15% compared with the first half of 2021 to USD 243 million in the first half of 2022.

–

The Individual Solutions business generated new life sales of USD 200 million in the first half of 2022, a 12% increase compared with the same period last year. This was the result of growth in both indexed universal life and whole life final expense product sales compared with the same period last year. Indexed universal life growth is driven by the World Financial Group (WFG) distribution channel, which benefited from further structural actions expanding the distribution strength of this channel, including activating dormant producers and growing the number of licensed life agents. Whole life final expense sales grew thanks to targeted segmentation efforts on key brokerage relationships.

–

New life sales in Workplace Solutions increased by 28% compared with the first half of 2021 to USD 43 million in the first half of 2022. The increase was in part driven by higher new sales of term life policies, and by strong renewal participation with existing employer groups for universal life products.

New premium production for accident & health insurance was USD 84 million in the first half of 2022, an increase of 12% compared with the same period of 2021. Sales were almost exclusively attributable to Workplace Solutions, with sales growth dominated by supplemental health products, including growth from a new product and from new sales in core voluntary benefit products with existing employer groups.

Total net outflows were USD 4.7 billion in the first half of 2022 compared with net outflows of USD 9.7 billion in the first half of 2021, driven by a reduction in Workplace Solutions net outflows, partly offset by increased net outflows in Individual Solutions.

–

In Individual Solutions, net outflows increased from USD 3.0 billion in the first half of 2021 to USD 4.7 billion in the first half of 2022, caused by net outflows in Mutual Funds, driven by challenging market conditions. This was partly offset by lower net outflows in Variable Annuities, as a consequence of lower decrement rates in the current market environment.

–

In Workplace Solutions, net outflows decreased from USD 6.7 billion in the first half of 2021 to USD 27 million in the first half of 2022, driven by lower Large-Market net outflows and higher Middle-Market net deposits.

Unaudited

ii The Netherlands

Results The Netherlands Amounts in EUR millions	First half 2022	First half 2021%

Operating result after tax	291	281	4
Tax on operating result	87	89	(3)
Operating result by business
Life	226	254	(11)
Mortgages	36	34	4
Bank	47	56	(15)
Workplace Solutions	69	26	163

Operating result	377	370	2

Fair value items	1,481	477	n.m.
Gains/ (losses) on investments	(69)	16	n.m.
Net impairments	7	12	(40)
Non - operating items	1,419	505	181
Other income / (charges)	13	126	(90)
Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,809	1,000	81
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.
Income tax	(447)	(246)	(82)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.

Net result	1,362	754	81

Life insurance gross premiums	643	707	(9)
Accident and health insurance premiums	183	181	1
Property & casualty insurance	71	68	4
Total gross premiums	896	956	(6)

Investment income	928	1,025	(9)
Fees and commission income	165	140	18
Other revenues	-	-	n.m.
Total revenues	1,989	2,121	(6)

Operating expenses	364	378	(4)
Addressable expenses*	308	303	2

Life	41	37	12
New life sales (recurring plus 1/ 10 single)	41	37	12

New premium production Accident & Health insurance	4	7	(37)
New premium production Property & Casualty insurance	10	10	(6)

Bank	10,063	9,169	10
Workplace Solutions	488	451	8
Total gross deposits	10,551	9,619	10

Bank	199	74	169
Workplace Solutions	377	371	2
Total net deposits/(outflows)	577	445	30

* Addressable expenses for all reporting periods are reported at constant currency at the 2Q2022 YTD foreign exchange rate.

Net result

Net result from Aegon’s businesses in the Netherlands amounted to EUR 1,362 million in the first half of 2022, an increase of 81% compared with the first half of 2021, largely driven by higher non-operating gains.

The gain from non-operating items of EUR 1,419 million in the first half of 2022 was largely due to gains on fair value items. This reflects a positive result from the mismatch on an IFRS-basis between interest rate hedges on the mortgage portfolio and the underlying mortgages. Furthermore, the positive impact from rising spreads – that led to a lower fair value of liabilities – and real estate revaluations contributed as well. The losses on investments

Unaudited

of EUR 69 million in the first half of 2022 were caused by sales of sovereign and corporate bonds to protect the liquidity position in the context of rising rates.

Other income amounted to EUR 13 million in the first half of 2022, as one-time income related to a settlement and a model change was partly offset by one-time investments related to the operational improvement plan.

Income tax amounted to a charge of EUR 447 million in the first half of 2022, while the result before tax was EUR 1,809 billion, resulting in an effective tax rate on income before tax of 24.7%.

Operating result

The operating result from Aegon’s operations in the Netherlands was EUR 377 million in the first half of 2022, an increase of 2% compared with the same period last year. This was mainly driven by a higher operating result in Workplace Solutions, partly offset by lower operating results in Life and Bank.

–

The operating result from Life was EUR 226 million in the first half of 2022 and decreased by 11% compared with the first half of 2021. The main driver was lower investment income, driven by the sale of corporate bonds due to the rising rate environment, and also by lower prepayment compensations and yields on mortgages. There was a partial offset from a shift to higher yielding assets in recent quarters. Other drivers were the impact of the longevity reinsurance transaction announced in December 2021 and lower fees and revenues from the closed individual life book.

–

The operating result from Mortgages was EUR 36 million in the first half of 2022, an increase of 4% compared with the first half of 2021. This was driven by higher fees resulting from business growth and higher revenues from customer prepayment compensations. These more than offset the pressure from lower yields on investment income.

–

The Bank operating result decreased by 15% compared with the first half of 2021 to EUR 47 million in the first half of 2022. Higher fee income from more fee paying customers at Knab was more than offset by a lower interest margin, due to a reduction of the unsecured loan portfolio and less income from lower yields and prepayment compensations on mortgages.

–

The operating result from Workplace Solutions amounted to EUR 69 million in the first half of 2022 compared with EUR 26 million in the first half of last year. This was primarily driven by the non-life business, resulting from releases of disability provisions due to both a high level of recoveries and less new claimants. Business growth of Aegon’s pension administration business (TKP) also contributed favorably.

Operating expenses

Operating expenses amounted to EUR 364 million in the first half of 2022, a decline of 4% compared with the first half of 2021, as lower one-time investments related to the operational improvement plan – amounting to EUR 22 million in the first half of 2022 – were only partly offset by higher addressable expenses.

Addressable expenses in the first half of 2022 increased by 2% compared with the first half of 2021 to EUR 308 million. The benefit from expense savings initiatives was more than offset by other elements, mostly due to higher pension cost for own employees as a consequence of higher interest rates and higher expenses for growth initiatives.

Sales and deposits

New life sales increased by 12% compared with the first half of 2021 to EUR 41 million in the first half of 2022, driven by higher additional yearly pension increases.

Unaudited

New premium production for accident and health insurance was EUR 4 million in the first half of 2022, a decrease of 37% compared with the first half of 2021, caused by disability insurance. New premium production for property and casualty was EUR 10 million in the first half of 2022, essentially stable compared with the same period last year.

Total net deposits amounted to EUR 577 million in the first half of 2022, an increase of 30% compared with the first half of 2021. This was largely driven by higher Bank deposits due to the growth in the number of Knab customers and increased savings in the face of economic uncertainty, both driven by the small business segment.

Unaudited

iv United Kingdom

Results United Kingdom

	Amounts in GBP millions			Amounts in EUR millions

	First half	First half		First half	First half

	2022	2021	%	2022	2021	%

Operating result after tax	77	64	21	92	74	25

Tax on operating result	13	9	48	15	10	52
Operating result	90	73	24	107	84	28

Fair value items	49	(58)	n.m.	58	(66)	n.m.

Gains/ (losses) on investments	2	-	n.m.	2	-	n.m.

Net impairments	(7)	-	n.m.	(8)	-	n.m.
Non - operating items	44	(58)	n.m.	52	(66)	n.m.
Other income / (charges)	(46)	6	n.m.	(55)	6	n.m.
Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	88	21	n.m.	104	24	n.m.
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.	-	-	n.m.
Income tax	6	10	(45)	7	12	(43)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.	-	-	n.m.

Net result	93	31	n.m.	111	35	n.m.

Life insurance gross premiums	1,796	2,069	(13)	2,132	2,384	(11)
Accident and health insurance premiums	-	3	n.m.	-	3	n.m.
Total gross premiums	1,796	2,072	(13)	2,132	2,387	(11)

Investment income	1,047	1,009	4	1,243	1,163	7
Fees and commission income	94	89	5	111	102	9
Other revenues	-	-	n.m.	-	-	n.m.

Total revenues	2,937	3,170	(7)	3,486	3,653	(5)

Operating expenses	187	191	(2)	222	220	1
Addressable expenses*	159	165	(4)	189	196	(4)

New life sales (recurring plus1/10 single)	12	13	(11)	14	15	(9)
Gross deposits	4,345	8,043	(46)	5,157	9,268	(44)

Retail	(66)	(119)	45	(78)	(137)	43
Workplace Solutions	1,107	1,355	(18)	1,313	1,562	(16)
Institutional	(1,548)	1,462	n.m.	(1,837)	1,685	n.m.
Traditional products	(500)	(556)	10	(594)	(640)	7

Total net deposits / (outflows)	(1,007)	2,143	n.m.	(1,196)	2,469	n.m.

* Addressable expenses for all reporting periods are reported at constant currency at the 2Q 2022 YTD foreign exchange rate.

Net result

Net result from Aegon’s businesses in the United Kingdom amounted to GBP 93 million in the first half of 2022 compared with GBP 31 million in the first half of 2021. This was primarily driven by positive non-operating items in the first half of 2022 and negative non-operating items in the same period last year. The net result also increased due to a higher operating result in the first half of 2022, compared to the first half of 2021. This was partly offset by Other charges in the first half of 2022 compared with Other income in the first half of 2021.

The gain from non-operating items was GBP 44 million in the first half of 2022, reflecting the impact from hedges, which protect the solvency position.

Other charges amounted to GBP 46 million in the first half of 2022, consisting of charges from policyholder taxes and one-time investments related to the operational improvement plan. Charges from policyholder taxes are fully offset in the income tax line.

Operating result

The operating result from the United Kingdom amounted to GBP 90 million in the first half of 2022, an increase of 24% compared with the first half of 2021. The result benefited from a one-time increase in fee income net of hedging, as well as other non-recurring elements, including favorable mortality experience. Lower addressable

Unaudited

expenses as a result of expense savings also contributed favorably. Together, these more than offset the loss of earnings from the run-off of the traditional product portfolio.

Operating expenses

Operating expenses amounted to GBP 187 million in the first half of 2022, a decrease of 2% compared with the first half of 2021. This was driven by lower addressable expenses, partly offset by higher one-time investments related to the operational improvement plan, which amounted to GBP 24 million in the first half of 2022.

Addressable expenses amounted to GBP 159 million in the first half of 2022 and decreased by 4% compared with the first half of 2021. Expense savings initiatives, including benefits from outsourcing and a reduction in costs for contractors, drove the decrease.

Sales and deposits

New life sales amounted to GBP 12 million in the first half of 2022, a decrease of 11% compared with the first half of 2021. This was driven by lower market demand as a consequence of economic uncertainty.

Net deposits amounted to an outflow of GBP 1.0 billion in the first half of 2022 compared with net deposits of GBP 2.1 billion in the first half of last year. The main driver was the Institutional business, which is low-margin and for which net deposits can be lumpy.

Net outflows in the Retail channel of the platform amounted to GBP 66 million in the first half of 2022 compared with GBP 119 million in the same period last year. Both inflows and outflows decreased following reduced customer activity due to increased market uncertainty.

Net deposits in Workplace amounted to GBP 1.1 billion in the first half of 2022, whereas the first half of 2021 saw net deposits of GBP 1.4 billion. The decrease was mostly due to the on boarding of a large scheme in the comparable period last year, which did not reoccur.

Net outflows for the Institutional business equaled GBP 1.5 billion in the first half of 2022, compared with GBP 1.5 billion of net deposits in the same period last year. Net deposits in this business tend to be lumpy.

For Traditional products, net outflows amounted to GBP 500 million in the first half of 2022 compared with GBP 556 million in the first half of 2021. This was in line with expectations, as a result of the gradual run-off of this book.

Unaudited

v International

Results International Amounts in EUR millions	First half 2022	First half 2021%

Operating result after tax	80	47	69
Tax on operating result	24	16	55
Operating result by business / country
Spain & Portugal	38	30	24
China	13	10	25
Brazil	13	1	n.m.
TLB	52	37	42
Other	(12)	(16)	25
Operating result *	104	63	65

Fair value items	14	(2)	n.m.
Gains/ (losses) on investments	(4)	3	n.m.
Net impairments	(7)	-	n.m.
Non-operating items	3	1	n.m.
Other income / (charges)	289	29	n.m.
Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	396	92	n.m.
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	16	10	60
Income tax	(25)	(19)	(34)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(16)	(10)	(60)

Net result	371	74	n.m.

Life insurance gross premiums	710	723	(2)
Accident and health insurance premiums	146	140	5
Property & casualty insurance	94	215	(56)
Total gross premiums	950	1,077	(12)

Investment income	187	176	6
Feesand commission income	25	28	(13)
Other revenues	12	6	102

Total revenues	1,174	1,288	(9)

Operating expenses	171	214	(20)
Addressable expenses**	60	59	2

Spain & Portugal	30	24	24
China	45	56	(19)
Brazil	44	37	18
TLB	4	6	(46)
Other	-	2	(97)

New life sales (recurring plus 1/ 10 single) *	123	126	(2)

New premium production Accident & Health insurance	16	16	-
New premium production Property & Casualty insurance	48	42	15

Spain & Portugal	5	7	(37)
China	15	8	101
Brazil	287	53	n.m.
Other	-	-	n.m.

Total gross deposits *	307	69	n.m.

Spain & Portugal	(3)	-	n.m.
China	11	5	137
Brazil	40	(5)	n.m.
Other	-	-	n.m.

Tot al net deposits / (outflows) *	48	-	n.m.

* Following the announcement to sell Aegon’soperationsin CEE, results from these businesses previously reportded in operating result are prospectively (from January 1, 2021) recorded within Other income / (charges). Sales metrics no longer include the performance of operationsin CEE.

** Addressable expenses for all reporting periods are reported at constant currency at the 2Q2022 YTD foreign exchange rate.

Unaudited

Exchange rates

Weighted average exchange rates for the currencies of the countries included in International segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2022	YTD 2021
US dollar (USD)	1	EUR	1.0933	1.2052
Pound sterling (GBP)	1	EUR	0.8425	0.8678
Czech Koruna (CZK)	1	EUR	24.645	25.850
Hungarian forint (HUF)	1	EUR	375.14	357.84
Polish zloty (PLN)	1	EUR	4.6353	4.5367
Romanian leu (RON)	1	EUR	4.9453	4.9020
New Turkish lira (TRY)	1	EUR	16.239	9.5252
Chinese Yuan Renminbi (CNY)	1	EUR	7.0807	7.7951

Net result

The net result from Aegon’s operations in International increased to EUR 371 million in the first half of 2022 from EUR 74 million in the first half of 2021, reflecting higher Other income and a higher operating result. Other income of EUR 289 million in the first half of 2022 largely reflects a EUR 288 million book gain from the sale of Aegon’s businesses in Hungary and Turkey.

Income tax amounted to a EUR 25 million charge in the first half of 2022, while the result before tax was EUR 396 million, resulting in an effective tax rate of 6%. This reflects the tax-exempt book gain on Aegon’s businesses in Hungary and Turkey.

Operating result

The operating result from International amounted to EUR 104 million in the first half of 2022, which was 65% above the operating result in the first half of 2021. The increase largely reflects the benefits from business growth in Spain & Portugal, Brazil and China, and better claims experience.

–

The operating result from Spain & Portugal was EUR 38 million for the first half of 2022, 24% higher than the first half of 2021. This was the result of business growth and favorable claims experience.

–	Compared with the first half of 2021 China’s operating result rose by 25% to EUR 13 million in the first half of 2022, reflecting a growing portfolio.

–

The operating result from Brazil improved to EUR 13 million in the first half of 2022 compared with EUR 1 million in the first half last year. This is driven by business growth, a normalization of COVID-19 mortality claims experience and a benefit from an increase in ownership in Mongeral Aegon Group (MAG) as well as in Sicoob, MAG’s insurance partnership with Bancoob.

–

TLB, the high-net-worth business, recorded an operating result of EUR 52 million in the first half of 2022, 42% higher than in the first half of 2021. This was mainly the result of favorable currency movements, higher surrender gains and an improved investment margin.

–

For the Other line of business, the operating result was a loss of EUR 12 million in the first half of 2022 compared with a loss of EUR 16 million in the first half of last year, mainly driven by a normalization of COVID-19 mortality claims experience in India.

Operating expenses

Operating expenses amounted to EUR 171 million for the first half of 2022, which was a decrease of 20% compared with the first half of 2021. This largely reflects the sale of Aegon’s businesses in Hungary and Turkey, which more than offset higher expenses in Brazil and Spain & Portugal.

Addressable expenses were EUR 60 million in the first half of 2022, an increase of 2% compared with the first half of 2021, mainly related to investments in business growth in Spain & Portugal.

Unaudited

Sales and deposits

Total new life sales declined by 2% compared with the first half of 2021 to EUR 121 million in the first half of 2022.

–	New life sales in Spain & Portugal increased by 24% compared with the first half of 2021 to EUR 30 million, mainly due to sales growth in the bancassurance channel

–

China recorded a decrease of 19% in new life sales compared with the first half of 2021 to EUR 43 million, largely as a result of COVID-19 related challenges and an industry-wide lower demand for critical illness products.

–

Brazil saw an 18% increase in new life sales compared with the first half of 2021 to EUR 44 million, driven by strong demand for life insurance distributed through the agent and bancassurance channels, as well as favorable currency movements.

–	New life sales at TLB decreased by 46% compared with the first half of 2021 to EUR 4 million, as a result of COVID-19 related challenges.

New premium production for accident & health insurance amounted to EUR 16 million in the first half of 2022, a decrease of 3% compared with the first half of 2021. New premium production for property & casualty insurance increased by 15% compared with the first half last year to EUR 48 million in the first half of 2022, driven by the continued demand for household insurance products in Spain & Portugal.

Net deposits amounted to EUR 48 million in the first half of 2022 compared with zero in the first half of 2021. The increase was mainly driven by higher third-party net deposits in Brazil.

Unaudited

vi Asset Management

Results Asset Management Amountsin EUR millions	First half 2022	First half 2021%

Operating result after tax	83	100	(17)
Tax on operating result	34	46	(26)
Operating result by region
Global Platforms	30	28	10
Strategic Partnerships	87	118	(26)
Operating result	117	146	(19)

Fair value items	(3)	(1)	(183)
Gains/ (losses) on investments	-	2	n.m.
Net impairments	-	-	n.m.
Non - operating items	(3)	-	n.m.
Other income / (charges)	(20)	(6)	n.m.
Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	9 4	141	(33)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	25	34	(27)
Income tax	(38)	(44)	13
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(25)	(34)	27

Net result	56	97	(42)

Management fees	300	292	3
Performance fees	9	85	(89)
Other revenues	58	40	44
Total revenues	367	417	(12)

Operating expenses	266	274	(3)
Addressable expenses*	185	189	(2)

Operating Margin- Global Platforms	14%	13%	3

Global Platforms	21,420	27,237	(21)
Strategic Partnerships	59,519	62,178	(4)
Total gross deposits	80,939	89,415	(9)

Global Platforms	(9,579)	(2,061)	n.m.

Strategic Partnerships	3,459	3,795	(9)
Total net deposits / ( outflows)	(6,120)	1,735	n.m.

* Addressable expenses for all reporting periods are reported at constant currency at the 2Q2022 YTD foreign exchange rate.

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Asset management segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2022	YTD 2021
US dollar (USD)	1	EUR	1.0933	1.2052
Pound sterling (GBP)	1	EUR	0.8425	0.8678
Czech Koruna (CZK)	1	EUR	24.645	25.850
Chinese Yuan Renminbi (CNY)	1	EUR	7.0807	7.7951

Unaudited

Net result

The net result of Asset Management was EUR 56 million in the first half of 2022, a decrease of 42% compared with the first half of 2021. This was caused by a lower operating result and higher Other charges. Other charges amounted to EUR 20 million in the first half of 2022 and were due to one-time investments related to the operational improvement plan. The income tax expense was EUR 38 million in the first half of 2022, representing an effective tax rate of 40% on the EUR 94 million result before tax. This reflects the de-recognition of deferred tax assets.

Operating result

The operating result of Asset Management was EUR 117 million in the first half of 2022, down 19% compared with the first half of 2021. This was caused by a lower operating result in Strategic Partnerships caused by lower performance fees in Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC), compared with last year’s exceptional level. This was only partly offset by a higher operating result from Global Platforms.

–

The operating result from Global Platforms increased by 10% compared with the first half of 2021 to EUR 30 million in the first half of 2022. This was mainly the result of higher management fees from third-party net deposits in the fixed income platform, which were partly offset by the impact of higher interest rates which reduced asset balances.

–

The operating result from Strategic Partnerships was down by 26% compared with the first half of 2021 to EUR 87 million in the first half of 2022, caused by a normalization of performance fees at AIFMC in the first half of 2022 compared with the exceptional level in the first half of 2021.

Operating expenses

Operating expenses decreased by 3% compared with the first half of 2021, to EUR 266 million in the first half of 2022, caused by lower performance-based compensation at AIFMC. This was partly offset by higher one-time investments related to the operational improvement plan for Global Platforms, which amounted to EUR 20 million in the first half of 2022.

Addressable expenses were EUR 185 million in the first half of 2022, a decrease of 2% compared with the first half of 2021, mainly due to one-off expenses in the first half of 2021.

Production

Total net outflows amounted to EUR 6.1 billion in the first half of 2022 compared with net deposits of EUR 1.7 billon in the first half of 2021, caused by an increase in net outflows at Global Platforms.

Total net deposits at Global Platforms were a net outflow of EUR 9.6 billion in the first half of 2022 compared with net outflows of EUR 2.1 billion in the first half of 2021. This was caused by higher general account, affiliate and third-party net outflows. The general account outflows were largely attributable to rising interest rates, which led to redemptions, as Aegon’s insurance businesses needed the cash for collateral purposes, while affiliate net outflows were driven in part by the gradual run-off of the traditional product portfolio in the UK. Third-party net outflows were mainly due to outflows in fiduciary management and in other asset classes, including structured assets, as customers freed up liquidity in a rising interest rate environment and because of challenging market conditions. This was partly offset by continued net deposits into the Dutch mortgage fund.

Total net deposits at Strategic Partnerships were EUR 3.5 billion in the first half of 2022, a decline of 9% compared with EUR 3.8 billion net deposits in the first half of 2021, reflecting lower net deposits at AIFMC.

Assets under management

Unaudited

Assets under management decreased by EUR 84 billion compared with June 30, 2021, to EUR 314 billion at June 30, 2022. This was driven by unfavorable market movements and a transfer of EUR 49 billion assets under management, which reflects the completion of the divestment of LBPAM’s 45% stake in Ostrum AM. This was partly offset by third-party net deposits and favorable currency movements.

Unaudited

2.6 Post reporting date events

Post reporting date events are disclosed in note 20 of the condensed consolidated interim financial statements included in Item 1.

Unaudited

2.7 Capital and Liquidity Management

Guiding principles

The management of capital and liquidity is of vital importance for Aegon Group, for its customers, investors in Aegon securities and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, in addition to maintaining adequate liquidity to ensure that the Company is able to meet its obligations.

Aegon follows a number of guiding principles in terms of capital and liquidity management:

●	Promoting strong capital adequacy in Aegon’s businesses and operating units;
●	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance;
●	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital;
●	Maintaining adequate liquidity in both the operating units and the Holding to ensure that the Company is able to meet its obligations by enforcing stringent liquidity risk policies; and
●	Maintaining continued access to international capital markets on competitive terms.

Aegon believes that the combination of these guiding principles strengthens the Company’s ability to withstand adverse market conditions, enhances its financial flexibility, and serves both the short-term and the long-term interests of the Company, its customers and other stakeholders.

The management and monitoring of capital and liquidity is firmly embedded in Aegon’s Enterprise Risk Management (ERM) framework.

Management of capital

Aegon’s capital management framework is based on adequate capitalization of its operating units, Cash Capital at Holding and leverage.

Capital adequacy of Aegon’s operating units

Aegon manages capital in operating units at levels sufficient to absorb moderate shocks without impacting the remittances to the Group. These moderate shocks could be caused by various factors, including general economic conditions, financial markets risks, underwriting risks, changes in government regulations, legal and arbitration proceedings. To mitigate the impact of such factors on the ability of operating units to pay remittances to the Group. Aegon established an operating level of capital in each of the units: 150% SCR for Solvency II units and 400% Risk-Based Capital (RBC) Company Action Level (CAL) in the US. Aegon manages capital in the units to their respective operating levels over-the-cycle.

After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company. In addition to an operating level, Aegon established a minimum dividend payment level of capital in each of the units: 135% SCR for Solvency II and 350% RBC CAL in the US. As long as the capital position of the unit is above this minimum dividend payment level, the unit is expected to pay remittances to the Group.

When the operating unit’s capital position approaches the minimum dividend payment level, capital management tools are used to ensure that units will remain well capitalized. The frequent monitoring of actual and forecasted capitalization levels of its operating units is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels.

Unaudited

The regulatory capital requirement, minimum dividend payment level, operating level and actual capitalization for Aegon’s main operating units at June 30, 2022, are included in the following table:

Capital requirements	Regulatory capital requirement	Minimum dividend payment level	Operating level	Actual capitalization

US RBC ratio	100% RBC CAL	350%	400%	416%
NL Life Solvency II ratio	100% SII SCR	135%	150%	200%
Scottish Equitable Plc (UK) Solvency II ratio	100% SII SCR	135%	150%	178%

Improving risk-return profile

Aegon continues to take measures to improve its risk-return profile. In the first half year of 2022, several actions were taken to strengthen the capital position and reduce the volatility of the local capital positions.

The closing of the sale of Aegon’s businesses in Hungary and Turkey resulted in a significant increase of Aegon’s Cash Capital at the Holding. This provided Aegon with the financial flexibility to announce a reduction of its debt through a tender offer in the first quarter of 2022, as well as the intention to return surplus cash capital to its shareholders via a EUR 300 million share buyback, barring unforeseen circumstances.

Having made significant progress on management actions to better manage the variable annuity portfolio since the Capital Markets Day in December 2020, the company is directly engaging with third parties to investigate further options to release capital and improve the risk return profile of Transamerica. The outcome of those external engagements, and the trade-offs to be made as part of a potential transaction, will be weighed against the alternative of continued full ownership and active management of a de-risked variable annuity portfolio.

In addition, Transamerica improved the risk profile due to a management action taken to update the valuation of Index Universal Life reserves in the United States in the second quarter of 2022. This was realized due to a multi-year model enhancement program, and had a significant, positive impact on Transamerica’s RBC ratio.

In the second quarter, NL Life updated its interest rate hedging program to reduce the sensitivity of the ratio to curve steepening beyond the 20-year duration.

These actions are in line with the ambitions stated at the Capital Markets Day in December 2020.

Aegon has an active global reinsurance program designed to optimize the risk-return profile of other insurance risks. In addition, Aegon monitors the risk-return profile of new business written, withdrawing products that do not create value for all stakeholders including policyholders and shareholders

Cash Capital at Holding and liquidity management

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Liquidity is managed both centrally and at the operating unit level and is coordinated centrally at Aegon N.V.

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay remittances to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations, to maintain sufficient flexibility to provide capital and liquidity support to Aegon’s operating units, and to provide stability in external dividends, the Company manages Cash Capital at Holding, including Aegon’s centrally managed (unregulated) holding companies, to an operating range of EUR 0.5 to 1.5 billion.

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The main sources of liquidity in Cash Capital at Holding are remittances from operating units and divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.

Aegon uses the cash flows from its operating units to pay for holding expenses, including funding costs. The remaining free cash flow is available to execute the Company’s strategy to strengthen the balance sheet through deleveraging, to make capital injections into units as required, to fund dividends on its shares, and to return capital to shareholders if possible, all subject to maintaining targeted Cash Capital at Holding. Aegon aims to pay out a sustainable dividend to enable equity investors to share in its performance.

When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating units are subject to local insurance regulations that could restrict remittances to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

On June 30, 2022, Aegon held a balance of EUR 1.7 billion in Cash Capital at Holding, compared to EUR 1.3 billion on December 31, 2021. The increase of EUR 0.4 billion reflects the net impact of remittances from operating units and capital injections in operating units, divestitures, deleveraging, returns to shareholders and funding and operating expenses.

Liquidity management

The Company’s liquidity risk policy sets guidelines for its operating companies and the holding in order to achieve a prudent liquidity profile and to meet cash demands under extreme conditions. Aegon’s liquidity is invested in accordance with the Company’s internal risk management policies. Aegon believes that its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

Aegon maintains a liquidity policy that requires all business units to project and assess their sources and uses of liquidity over a two-year period under normal and severe business market scenarios. This policy ensures that liquidity is measured and managed consistently across the Company, and that liquidity stress management plans are in place.

Aegon’s operating units are engaged in the life insurance and pensions business, which are long-term activities with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by premium payments and customer deposits.

Leverage

Aegon uses leverage in order to lower the cost of capital that supports businesses in the Aegon Group, thereby contributing to a more effective and efficient use of capital. In managing the use leverage throughout the Group, Aegon has implemented a Leverage Use Framework as part of its broader Enterprise Risk Management framework.

Financial leverage

Aegon defines gross financial leverage as debt or debtlike funding issued for general corporate purposes and for capitalizing Aegon’s business units. Gross financial leverage includes hybrid instruments, subordinated and senior debt. Aegon aims to reduce its gross financial leverage to a range of EUR 5.0 – 5.5 billion by 2023. This reduction of leverage will strengthen the balance sheet, reduce Aegon’s risk profile and make Aegon more resilient.

The following are metrics that Aegon assesses in managing leverage:

●	Gross financial leverage ratio;

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●	Fixed charge coverage;

●	Various rating agency leverage metrics; and

●	Other metrics, including gross financial leverage divided by normalized capital generation.

Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon’s total capitalization consists of the following components:

●	Shareholders’ equity, excluding revaluation reserves and cash flow hedge reserves, based on IFRS as adopted by the EU;

●	Non-controlling interests and Long Term Incentive Plans not yet vested; and

●	Gross (or total) financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is calculated as the sum of operating result before tax and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations, warehouse facilities, covered bonds, and the use of a Federal Home Loan Bank (FHLB) facility.

Funding and back-up facilities

The majority of Aegon’s financial leverage is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to the capital market in the United States is made possible by a separate shelf registration.

Aegon also has access to domestic and international money markets through its EUR 2.5 billion commercial paper programs. As at June 30, 2022, Aegon had no amounts outstanding under these commercial paper programs (December 31, 2021: no amounts outstanding).

To support its commercial paper programs and need for Letters of Credit (LOCs), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangements comprise a EUR 2 billion syndicated revolving credit facility and an LOC facility of USD 2 billion. The syndicated revolving credit facility matures in 2025. The LOC facility matures in 2026. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity facilities in addition to committed and uncommitted LOC facilities.

Rating agency ratings

Aegon’s objective is to maintain very strong financial strength ratings in its main operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from several international rating agencies for its main operating units, and a strong credit rating for Aegon N.V..

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Rating agency ratings
June 30, 2022	Aegon N.V.	Aegon USA	Aegon the Netherlands	Aegon UK

S&P Global[1]
Financial strength	-	A+	A+	A+
Long-term issuer	A-	-	-	-
Senior debt	A-	-	-	-
Subordinated debt	BBB	-	-	-

Moody’s Investors Service[1]
Financial strength	-	A1	-	-
Long-term issuer	A3	-	-	-
Senior debt	A3	-	-	-
Subordinated debt	Baa1	-	-	-
Commercial paper[2]	-	-	-	-

A.M. Best[1]
Financial strength	-	A	-	-

1S&P Global, Moody’s Investors Service and A.M. Best have a stable outlook on the ratings.

2Following Aegon’s request, Moody’s Investors Service withdrew the commercial paper rating on Aegon N.V. on January 28, 2022.

Capital ratios of Aegon’s main operating units

	June 30, 20221)	December 31, 2021
EUR millions

US RBC ratio	416%	426%
NL Life Solvency II ratio	200%	186%
Scottish Equitable Plc (UK) Solvency II ratio	178%	167%

1 The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.

Aegon Americas

In the United States, regulation of the insurance business is principally undertaken at the state level. State insurance regulators and the National Association of Insurance Commissioners (NAIC) have adopted RBC requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the risk-based capital formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. The formula, as used for calculating the solvency ratio, applies a covariance diversification offset to determine the appropriate Risk-Based Capital. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the CAL risk-based capital requirement. This is the regulatory intervention level below which a company must submit a remediation plan to its state regulators. The domiciliary state regulator has the authority to require additional capital depending on the type, volume and nature of the business being conducted. The domiciliary state regulator also has the ability to require corrective actions if a company is deemed by the commissioner to pose a Hazardous Financial Condition. The CAL is set at 200% of the Authorized Control Level (ACL), the level at which regulators are permitted to seize control of a company.

The estimated RBC ratio in the United States decreased from 426% on December 31, 2021, to 416% on June 30, 2022, and remained above the operating level of 400%. The RBC ratio was negatively impacted by market movements, largely due to unfavorable equity markets while rising interest rates also had a slight negative impact. Furthermore, the previously announced adoption of a long-term implied volatility assumption in April 2022 reduced the RBC ratio by 4 percentage points. This was partially offset by one-time items, including a management action to recognize previously deferred hedge gains in the first quarter and from updates to the modelling of Index Universal Life reserves, which was possible due to a multi-year model enhancement program. Operating capital generation more than offset remittances to the Group.

Under the Solvency II requirements, the activities of Aegon Americas life insurance and reinsurance companies have been consolidated into the Aegon Group Solvency II figures through the Deduction & Aggregation method using available and required capital as per the RBC regime. Aegon uses 150% of the local RBC CAL as the Solvency

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II SCR equivalent for including the US life insurance and reinsurance entities into the Group solvency calculation, and in addition, reducing Own Funds by an amount equal to 100% RBC Company Action Level requirement to reflect transferability restrictions. The US conversion methodology is subject to periodic review and approval by the DNB. The non-regulated US entities and the US holding companies are included in the Aegon Group Solvency II results through application of the Accounting Consolidation method under Solvency II, using Solvency II valuation and capital requirement for these entities.

Aegon Levensverzekering N.V. (NL Life)

NL Life uses a Partial Internal Model (PIM) to calculate the solvency position under Solvency II. The calculation includes the use of the volatility adjustment (VA), but does not include the use of any transitional measures. The estimated Solvency II ratio of NL Life increased from 186% on December 31, 2021 to 200% on June 30, 2022, and remains above the operating level of 150%. Management actions and model updates during the first half year had a positive impact. The main management action that lowered required capital, was the sale of fixed income investments in the context of rising interest rates. Model updates relate to refinements and were driven by more granular asset modeling. Operating capital generation more than offset the remittances to the Group in the first half year.

Scottish Equitable Plc (SE Plc)

Scottish Equitable Plc (SE Plc) uses a Partial Internal Model (PIM) to calculate the solvency position under Solvency II. The calculation includes the use of both the matching adjustment (for annuities) and the volatility adjustment (for the with-profits fund).

The estimated Solvency II ratio for Scottish Equitable Plc increased from 167% on December 31, 2021 to 178% on June 30, 2022, and remained above the operating level of 150%. The increase of the ratio was mostly due to operating capital generation and a reduction in required capital as a result of market movements. These more than offset the impact of remittances to the holding company.

Aegon Group Solvency Ratio

The Solvency II regulatory framework determines the regulatory capital requirements for EU-domiciled insurance and reinsurance entities. In Aegon’s Non-EEA (European Economic Area) regions, (re)insurance entities domiciled in third-countries deemed either provisionally or fully equivalent (US life insurance entities, Bermuda, and Brazil), the capital requirement is based on local capital requirements.

To calculate its Group Solvency Ratio, Aegon applies a combination of the Group consolidation methods available under Solvency II: the Accounting Consolidation (AC) and Deduction & Aggregation (D&A) based methods. Solvency II capital requirements are mainly used for the EEA-based insurance and reinsurance entities, applying the Accounting Consolidation method. Local requirements are used for insurance and reinsurance entities in (provisionally) equivalent third-country jurisdictions.

As at June 30, 2022, Aegon’s estimated capital position was:

Solvency II key figures
	June 30, 2022[1]	December 31, 2021
EUR millions

Group Own Funds	18,830	19,431
Group SCR	8,796	9,226
Group Solvency II ratio	214%	211%

1 The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.

As at June 30, 2022, the estimated Solvency II ratio of Aegon Group amounted to 214%, an increase of 3%-points since December 31, 2021. The ratio increased due to positive operating capital generation, the favorable impacts

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of the sale of Aegon’s business in Hungary and Turkey and management actions in the United States as well as the Netherlands. These positive impacts were only partly offset by the announced debt tender offer and EUR 300 million share buy back and the impact of the lowering of the Ultimate Forward Rate in the Netherlands in the first quarter. In addition the impact from reflecting the 2022 interim dividend and unfavorable market movements totaled as a result of declining equity markets in the United States reduced the positive impact.

Sensitivities

Aegon calculates sensitivities of its Solvency II ratios as part of its capital management framework. The following table provides an overview of the sensitivities (downward and upward) to certain parameters and their estimated impact on the Solvency II ratio. Please note that the sensitivities listed in the table below represent sensitivities to Aegon’s position at the balance sheet date. The sensitivities reflect single shocks – except for the US credit default shock which also includes assumed rating migration - where other elements remain unchanged. Real world market impacts (e.g. lower interest rates and declining equity markets) may happen simultaneously which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the table. The changes in the Solvency II ratio sensitivities of the US assume full deferred tax asset (DTA) admissibility. Under certain adverse scenarios a loss of statutory surplus capital could lead to part of DTAs becoming inadmissible under the RBC framework. While this would increase the sensitivity of the Solvency II ratio relative to the published sensitivities, the DTAs would still be recoverable over time. In the second quarter, the loss of RBC statutory surplus capital led to part of the DTAs becoming inadmissible.

		Group		US1		NL Life[2]		SE plc[3]
	Sensitivity	1H2022	2H2021	1H2022	2H2021	1H2022	2H2021	1H2022	2H2021

Equity	-25%	-7%	-8%	-23%	-24%	-2%	-2%	9%	2%
	25%	2%	2%	11%	14%	-2%	-1%	-8%	-3%

Interest Rates	-50bps	1%	0%	1%	1%	0%	7%	-1%	-2%
	+50bps	-1%	-1%	-1%	0%	0%	-8%	-2%	1%

Govt spreads - excl VA	-50bps	-1%	0%	n.a.	n.a.	-6%	-3%	1%	4%
	+50bps	1%	0%	n.a.	n.a.	8%	6%	-3%	-4%

Non-govt credit spreads - excl VA	-50bps	2%	-1%	-1%	-3%	8%	11%	-3%	-9%
	+50bps	-2%	-1%	1%	4%	-10%	-11%	-1%	1%

US credit defaults UFR	~+200bps	-18%	-17%	-39%	-38%	n.a.	n.a.	n.a.	n.a.
	-15bps	-1%	-2%	n.a.	n.a.	-4%	-6%	n.a.	n.a.

Mortgage spread	-50bps	2%	2%	n.a.	n.a.	5%	6%	n.a.	n.a.
	+50bps	-2%	-2%	n.a.	n.a.	-5%	-6%	n.a.	n.a.

EIOPA VA	-5bps	0%	0%	n.a.	n.a.	1%	1%	n.a.	n.a.
	+5bps	0%	0%	n.a.	n.a.	-1%	-1%	n.a.	n.a.

Curve steepening	+10bps	0%	-2%	n.a.	n.a.	-2%	-7%	n.a.	n.a.

1 The sensitivities presented for Americas include US regulated (life) companies, non-regulated holding companies and the employee pension plan.

The sensitivities are presented on a Solvency II basis, after application of the conversion methodology to US regulated (life) companies.

2 NL Life refers to the capital ratio of Aegon Levensverzekering NV.

3 SE plc refers to the capital ratio of Scottish Equitable PLC in Aegon UK

Equity Sensitivities

The Group is exposed to the risk of a fall in equity markets. This is mainly a consequence of indirect equity exposure in the Americas.

In the Americas, equity sensitivities are primarily driven by the variable annuity (VA) business, where base contract fees are charged as a percentage of underlying funds, many of which are equity based. While guaranteed benefits are fully hedged for equity risk, the indirect equity exposure associated with the base contract fees is not. The asymmetry between the impacts of up and down shocks is caused by reserve flooring in the variable annuity business. An equity down shock would result in reserves increasing. However, an equity up shock would not result in a similar release of reserves, as reserves are floored at the cash surrender value of the policies.

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Interest Rates Sensitivities

The solvency ratio of the Group is not very sensitive to movements in interest rates given the asset liability management and hedging programs that are in place.

In the Americas, a decrease in interest rates leads to higher reserves for variable annuities and universal life products, which are offset by payoffs from interest rate hedging programs. This offset from hedging has increased since 2021 due to the expansion of the dynamic hedge program to all variable annuity contracts.

NL Life hedges interest rate exposure on an economic basis, which results in an over-hedged position on a Solvency II basis. This results in NL Life’s solvency ratio being exposed to rising interest rates. In addition, the curve steepening scenario shows the impact of a steepening of the interest rate curve at the longer end, given that NL Life hedges on an economic basis. In 1H 2022 NL Life started hedging part of the risk resulting from curve steepening.

For SE Plc, exposure to lower interest rates leads to higher required capital on mortality, expense and policyholder lapse risks which is partly offset by gains on the swaps held in the general account.

Spread Sensitivities

In order to simplify the interpretation of spread sensitivities, the knock-on effects of the EIOPA VA are not reflected The non-government spread sensitivities include shocks on mortgages, corporates bonds and structured instruments. For NL Life the spread sensitivities reflect an internal model feature that mitigates volatility caused by the basis risk between the EIOPA VA reference portfolio and NL Life’s own reference asset portfolio.

Overall, the Group is exposed to the risk of widening credit spreads across non-government, government, and mortgage instruments, which result in lower asset valuations. The solvency ratio of the Americas is positively impacted by widening spreads, which results in a higher discount rate used for valuing employee pension plan liabilities. For variable annuities, widening credit spreads also lead to lower liabilities, as - since the expansion of the dynamic hedge program in 2021 - an illiquidity premium is used in valuing the liabilities. There is a partial offset, again for variable annuities, from a lower value of separate account fixed income assets resulting in an addition to reserves reflecting a higher cost of guarantees.

The Group as a whole has little exposure to changes in government spreads. The exposure in the Americas is negligible, and there are offsetting risks in NL Life and SE Plc. The solvency ratio of NL Life is exposed to government spreads narrowing because the resulting increase of SCR outweighs the resulting higher Own Funds in terms of ratio impact. The solvency ratio of SE Plc is exposed to spread widening which would have a negative impact on the valuation of fixed income assets.

Exposure to government spread sensitivities is driven by NL Life and SE Plc. NL Life is exposed to spreads narrowing compared to spreads widening last year. This sign change is due to higher interest rates, the sale of sovereigns over the year, and the change in composition of the Solvency II ratio over the year (more Own Funds but materially lower SCR). SE Plc is exposed to spreads widening due to the reduction in the value of fixed income assets.

Group is exposed to mortgage spreads widening, due to exposure in NL Life, which has an adverse impact on the asset valuation. The Americas credit defaults sensitivity reflects the combined impact of credit defaults and adverse credit rating migrations on assets held in the general account portfolio.

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Capital quality

Solvency II distinguishes between basic Own Funds and ancillary Own Funds. Aegon’s total Own Funds are comprised of Tier 1, Tier 2 and Tier 3 basic Own Funds. Aegon does not currently have ancillary Own Funds. Tier 1 basic Own Funds are divided into unrestricted Tier 1 capital and restricted Tier 1 capital. The latter category contains Own Funds instruments subject to the restrictions of the Solvency II Delegated Regulation, which includes grandfathered Tier 1 Own Funds instruments. Based on agreements with its supervisory authorities, Aegon applies a fungibility and transferability restriction with respect to charitable trusts within Aegon Americas. These restrictions, applied to Aegon’s basic Own Funds, result in Aegon’s Available Own Funds.

Available Own Funds

Unrestricted Tier 1 capital consists of Aegon’s share capital, share premium and the reconciliation reserve. The reconciliation reserve includes deductions to account for foreseeable dividends that meet the IFRS definition of a liability or have been approved by the Board, but that have yet to be distributed to Aegon’s shareholders, and restrictions related to Aegon’s with profits fund in the UK for which the excess of Own Funds over its capital requirement is ring-fenced for policyholders, and therefore unavailable to Aegon’s shareholders.

Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities, perpetual cumulative subordinated bonds, and perpetual contingent convertible securities. Aegon’s Tier 2 capital consists of subordinated notes, which include Solvency II compliant notes and grandfathered dated notes. Aegon’s Tier 3 capital under the Solvency II framework consists of Aegon’s deferred tax asset position under Solvency II.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered to count as capital under Solvency II for up to 10 years as of January 1, 2016. All call dates are listed in note 31 ‘Other equity instruments’ and note 32 ‘Subordinated borrowings’ to Aegon’s 2021 Form 20-F.

Eligible Own Funds

Under Solvency II regulation, restrictions apply to the eligibility of restricted Tier 1, Tier 2 and Tier 3 capital. As a result, it is possible that part of the Own Funds overflows to another tier or that it is not considered eligible in determining the Group Solvency II ratio.

The table below shows the composition of Aegon’s Available and Eligible Own Funds, taking into consideration tiering restrictions.

The Available Own Funds are not equal to the Eligible Own Funds per June 30, 2022. No overflow from restricted Tier 1 to Tier 2 Own Funds is applied per half year 2022 and year end 2021, although Tier 3 capital is haircut.

	June 30, 2022		December 31, 2021
	Available Own Funds	Eligible Own Funds	Available Own Funds	Eligible Own Funds
Unrestricted Tier 1	14,030	14,030	14,044	14,044
Restricted Tier 1	1,877	1,877	2,364	2,364
Tier 2	2,297	2,297	2,348	2,348
Tier 3	771	626	675	675
Total Tiers	18,975	18,830	19,431	19,431

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Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-EU-IFRS financial measures: operating result, operating result after tax, result before tax, addressable expenses and free cash flow. These non-EU-IFRS measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for addressable expenses and free cash flow, to the most comparable EU-IFRS measure is provided in the following tables. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating results, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Free cash flows represent cash flows from remittances from the units less the Holding funding and operating expenses. Free cash flow is not based on EU-IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for EU-IFRS financial measures. Aegon may define and calculate free cash flow differently than other companies. Aegon believes that these non-EU-IFRS measures, together with the EU-IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

●

Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

●	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
●	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
●	Changes in the performance of financial markets, including emerging markets, such as with regard to:
●	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
●	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
●	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
●	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
●

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

●

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

●	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
●	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
●	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
●

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

●	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
●

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

●	The frequency and severity of insured loss events;
●	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
●

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

●	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
●

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

●	Customer responsiveness to both new products and distribution channels;
●

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

●

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

●

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

●	Changes in the policies of central banks and/or governments;
●	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
●	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
●

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

●

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

●	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
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Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

Unaudited

●

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited